Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2008 and 2007
(With Independent Auditors’ Report Thereon)

Table of Contents

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

KPMG Samjong Accounting Corp.
10th Floor, Star Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2008 and 2007, and the results of its operations, the changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following;
As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
As discussed in note 36 to the consolidated financial statements, on December 15, 2008, the Consolidated Company acquired 9,000,000 shares (100.00%) of the outstanding shares of SH Asset Management Co. Ltd., from Shinhan Bank, a subsidiary of the Consolidated Company, at ~~W~~158,511 million, in accordance with a resolution of the Board of Directors’ meeting held on September 24, 2008. Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Consolidated Company, was merged into Shinhan BNP Paribas Investment Trust Management Co., Ltd, another subsidiary of the Consolidated Company, in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Investment Trust Management Co., Ltd. issued common stock to the Consolidated Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Consolidated Company’s ownership interest in Shinhan BNP Paribas Investment Trust Management Co., Ltd. increased from 50.00% to 73.47%. SH Asset Management Co., Ltd. merger was accounted for as a business combination between entities under common control, and had no effect on the Consolidated Company’s results of operations. Furthermore, on January 2, 2009, the Consolidated Company disposed 1,276,162 shares of Shinhan BNP Paribas Investment Trust Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Consolidated Company’s ownership interest in Shinhan BNP Paribas Investment Trust Management Co., Ltd. decreased to 65%.
As discussed in note 36 to the consolidated financial statements, on January 30, 2009, the Consolidated Company acquired 5,549,055 shares of Jeju Bank at ~~W~~5,000 per share through rights issue offering. As a result, the Company’s ownership interest in Jeju Bank increased from 62.42% to 68.88%.
As discussed in note 36 to the consolidated financial statements, the Consolidated Company decided to issue 78,000,000 new common shares by way of rights issue to stockholders on the record date of February 18, 2009, in accordance with a resolution of the Board of Directors’ meeting held on February 2, 2009.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 12, 2009

This report is effective as of February 12, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Assets

Cash and due from banks (notes 5,20,21 and 22)	~~W~~	13,078,807	9,677,332	$10,400,643	7,695,692
Securities (notes 6,20 and 22)		47,485,326	43,377,538	37,761,692	34,495,058
Loans, net (notes 7 and 22)		170,345,242	147,972,764	135,463,415	117,672,178
Property and equipment (notes 9,20 and 21)		2,411,138	2,407,099	1,917,407	1,914,195
Goodwill, net (notes 4 and 10)		4,528,166	4,986,250	3,600,927	3,965,208
Other assets (notes 8,11 and 22)		26,166,608	13,815,861	20,808,431	10,986,770

Total assets	~~W~~	264,015,287	222,236,844	209,952,515	176,729,101

Liabilities and Stockholders’ equity

Liabilities:
Deposits (notes 12 and 22)	~~W~~	126,763,679	110,582,065	100,806,107	87,938,025
Borrowings (notes 13 and 22)		27,730,528	24,205,471	22,052,111	19,248,885
Debentures, net (notes 14 and 22)		49,181,313	42,585,968	39,110,388	33,865,581
Retirement and severance benefits, net (note 15)		381,457	334,842	303,346	266,276
Other liabilities (notes 16 and 22)		42,006,155	26,302,686	33,404,495	20,916,646

Total liabilities		246,063,132	204,011,032	195,676,447	162,235,413

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 23)

Common stock		1,980,998	1,980,998	1,575,346	1,575,346

Authorized — 1,000,000,000 shares Issued and outstanding:
396,199,587 shares issued and 396,199,058 shares outstanding in 2008 and 2007

Redeemable and convertible preferred stock		481,475	481,475	382,883	382,883
Issued and outstanding:
62,411,251 shares in 2008 and 74,161,377 shares in 2007
Capital surplus		9,032,572	9,032,572	7,182,960	7,182,960
Capital adjustments (note 24)		(432,887)	(413,189)	(344,244)	(328,579)
Accumulated other comprehensive income (note 25)		242,333	1,477,262	192,710	1,174,762
Retained earnings		6,299,623	5,418,683	5,009,641	4,309,091
Minority interest in consolidated subsidiaries		348,041	248,011	276,772	197,225

Total stockholders’ equity		17,952,155	18,225,812	14,276,068	14,493,688

Commitments and contingencies (note 32)
Total liabilities and stockholders’ equity	~~W~~	264,015,287	222,236,844	$209,952,515	176,729,101

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Interest income and dividends:

Interest on due from banks	~~W~~	297,590	183,049	$236,652	145,566
Interest and dividends on securities		2,455,241	1,779,008	1,952,479	1,414,718
Interest on loans		13,798,699	11,894,243	10,973,121	9,458,643
Other		129,462	101,630	102,953	80,819

Total interest income and dividends		16,680,992	13,957,930	13,265,205	11,099,746

Interest expense:

Interest on deposits		4,915,819	3,665,090	3,909,200	2,914,584
Interest on borrowings		1,137,232	969,439	904,359	770,926
Interest on debentures		2,686,730	2,131,885	2,136,565	1,695,336
Other		125,436	101,356	99,750	80,601

Total interest expense		8,865,217	6,867,770	7,049,874	5,461,447

Net interest income		7,815,775	7,090,160	6,215,331	5,638,299

Provision for loan losses		1,043,900	738,926	830,139	587,615

Net interest income after provision for loan losses		6,771,875	6,351,234	5,385,192	5,050,684

Non-interest income:

Fees and commission income		1,397,006	1,551,331	1,110,939	1,233,663
Insurance income		2,458,655	2,397,808	1,955,193	1,906,806
Realized gain from sale of trading securities		316,430	369,377	251,634	293,739
Unrealized gain on trading securities		341,669	40,901	271,705	32,526
Realized gain from sale of available-for-sale securities		285,699	790,449	227,196	628,588
Reversal of impairment loss on available-for-sale securities		52,935	162,799	42,095	129,462
Reversal of impairment loss on held-to-maturity securities		30,166	50,001	23,989	39,762
Gain from equity method investment securities		70,791	57,255	56,295	45,531
Gain from disposition of equity method investment securities		4,795	—	3,813	—
Gain from sale of loans		24,629	37,907	19,586	30,145
Gain on foreign currency transactions		6,434,959	1,374,222	5,117,264	1,092,821
Gain on derivatives		30,814,698	5,500,804	24,504,730	4,374,397
Others		1,044,272	553,574	830,435	440,217

Total non-interest income	~~W~~	43,276,704	12,886,428	$34,414,874	10,247,657
See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Non-interest expense:

Fees and commission expense		1,117,674	1,080,443	888,806	859,199
Insurance expense		2,671,083	2,552,209	2,124,122	2,029,590
Realized loss from sale of trading securities		468,741	198,180	372,756	157,598
Unrealized loss on trading securities		128,515	96,455	102,199	76,704
Realized loss from sale of available-for-sale securities		16,848	9,728	13,398	7,736
Impairment loss on available-for-sale securities		258,960	17,587	205,932	13,986
Impairment loss on held-to-maturity securities		27,253	35,424	21,672	28,170
Loss from equity method investment securities		878	716	698	569
Loss from disposition of equity method investment securities		964	—	767	—
Loss from sale of loans		23,815	958	18,938	762
General and administrative expenses (note 26)		3,912,493	3,999,621	3,111,326	3,180,613
Loss on foreign currency transactions		6,284,361	1,215,939	4,997,504	966,950
Loss on derivatives		30,935,816	5,459,954	24,601,047	4,341,912
Others		1,207,332	657,334	960,105	522,731

Total non-interest expense		47,054,733	15,324,548	37,419,270	12,186,520

Net non-interest expense		(3,778,029)	(2,438,120)	(3,004,396)	(1,938,863)

Earnings before income taxes		2,993,846	3,913,114	2,380,796	3,111,821

Income taxes (note 27)		968,548	549,015	770,217	436,592

Pre-acquisition income in Subsidiaries		(364)	874,101	(289)	695,110

Consolidated net income		2,025,662	2,489,998	1,610,868	1,980,119

Net income in majority interest		2,018,627	2,396,377	1,605,272	1,905,669

Net income in minority interest		7,035	93,621	5,596	74,450

Earnings per share (note 28)
Earnings per share in Won and U.S. dollars	~~W~~	4,466	5,562	$3.55	4.42

Diluted earnings per share in Won and U.S. dollars	~~W~~	4,369	5,424	$3.47	4.31

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

					Accumulated other
	Capital		Capital	Capital	comprehensive	Retained	Minority
	stock		surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,411,506	67,899	1,323,403	3,387,960	150,579	11,512,105
Cumulative effect for accounting changes		—	154,730	(351,529)	(70)	196,869	42,426	42,426

		2,170,758	4,566,236	(283,630)	1,323,333	3,584,829	193,005	11,554,531
Dividends		—	—	—	—	(392,238)	—	(392,238)
Common stock issuance		73,160	771,082	—	—	—	—	844,242
Preferred stock issuance		218,555	3,517,683	—	—	—	—	3,736,238
Repayment of preferred stock		—	—	—	—	(172,812)	—	(172,812)
Disposition of treasury stock		—	177,571	161,504	—	—	—	339,075
Acquisition of treasury stock		—	—	(28)	—	—	—	(28)
Acquisition of stocks of subsidiaries		—	—	(243,620)	—	—	(643,567)	(887,187)
Changes in stock option		—	—	(44,491)	—	—	—	(44,491)
Changes in other capital adjustments		—	—	(2,924)	—	—	—	(2,924)
Net income		—	—	—	—	2,396,377	93,621	2,489,998
Changes in retained earnings of subsidiaries		—	—	—	—	2,527	—	2,527
Changes in valuation gain on available-for-sale securities		—	—	—	138,895	—	(485)	138,410
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	4,313	—	(3)	4,310
Changes in adjustment for foreign currency translation		—	—	—	6,063	—	—	6,063
Changes in valuation gain on derivatives		—	—	—	4,658	—	643	5,301
Other changes in minority interest		—	—	—	—	—	604,797	604,797

Balance at December 31, 2007	~~W~~	2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	248,011	18,225,812

Balance at January 1, 2007		$1,726,249	3,508,156	53,995	1,052,408	2,694,203	119,745	9,154,756
Cumulative effect for accounting changes		—	123,046	(279,546)	(56)	156,556	33,738	33,738

		1,726,249	3,631,202	(225,551)	1,052,352	2,850,759	153,483	9,188,494
Dividends		—	—	—	—	(311,920)	—	(311,920)
Common stock issuance		58,179	613,186	—	—	—	—	671,365
Preferred stock issuance		173,801	2,797,362	—	—	—	—	2,971,163
Repayment of preferred stock		—		—	—	(137,425)	—	(137,425)
Disposition of treasury stock		—	141,210	128,433	—	—	—	269,643
Acquisition of treasury stock		—	—	(22)	—	—	—	(22)
Acquisition of stocks of subsidiaries		—	—	(193,734)	—	—	(511,783)	(705,517)
Changes in stock option		—	—	(35,381)	—	—	—	(35,381)
Changes in other capital adjustments		—	—	(2,324)	—	—	—	(2,324)
Net income		—	—	—	—	1,905,669	74,450	1,980,119
Changes in retained earnings of subsidiaries		—	—	—	—	2,008	—	2,008
Changes in valuation gain on available-for-sale securities		—	—	—	110,455	—	(386)	110,069
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	3,430	—	(2)	3,428
Changes in adjustment for foreign currency translation		—	—	—	4,821	—	—	4,821
Changes in valuation gain on derivatives		—	—	—	3,704	—	511	4,215
Other changes in minority interest		—	—	—	—	—	480,952	480,952

Balance at December 31, 2007		$1,958,229	7,182,960	(328,579)	1,174,762	4,309,091	197,225	14,493,688

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

					Accumulated other
	Capital		Capital	Capital	comprehensive	Retained	Minority
	stock		surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,617,811	198,368	1,477,335	5,221,814	196,614	18,174,415
Cumulative effect for accounting changes(note 2)		—	414,761	(611,557)	(73)	196,869	51,397	51,397

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	248,011	18,225,812
Dividends		—	—	—	—	(620,442)	—	(620,442)
Repayment of preferred stock		—	—	—	—	(537,834)	—	(537,834)
Net income		—	—	—	—	2,018,627	7,035	2,025,662
Changes in other capital adjustments		—	—	(19,698)	—	—	(271)	(19,969)
Changes in retained earnings of subsidiaries		—	—	—	—	20,589	—	20,589
Changes in valuation gain on available-for-sale securities		—	—	—	(1,349,347)	—	3,368	(1,345,979)
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	15,448	—	(17)	15,431
Changes in adjustment for foreign currency translation		—	—	—	155,459	—	—	155,459
Changes in valuation gain on derivatives		—	—	—	(56,489)	—	—	(56,489)
Other changes in minority interest		—	—	—	—	—	89,915	89,915

Balance at December 31, 2008	~~W~~	2,462,473	9,032,572	(432,887)	242,333	6,299,623	348,041	17,952,155

Balance at January 1, 2008		$1,958,229	6,853,130	157,749	1,174,819	4,152,536	156,353	14,452,816
Cumulative effect for accounting changes		—	329,830	(486,328)	(57)	156,555	40,872	40,872

		1,958,229	7,182,960	(328,579)	1,174,762	4,309,091	197,225	14,493,688
Dividends		—	—	—	—	(493,394)	—	(493,394)
Repayment of preferred stock		—	—	—	—	(427,701)	—	(427,701)
Net income		—	—	—	—	1,605,272	5,596	1,610,868
Changes in other capital adjustments		—	—	(15,665)	—	—	(216)	(15,881)
Changes in retained earnings of subsidiaries		—	—	—	—	16,373	—	16,373
Changes in valuation gain on available-for-sale securities		—	—	—	(1,073,039)	—	2,678	(1,070,361)
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	12,284	—	(14)	12,270
Changes in adjustment for foreign currency translation		—	—	—	123,625	—	—	123,625
Changes in valuation gain on derivatives		—	—	—	(44,922)	—	—	(44,922)
Other changes in minority interest		—	—	—	—	—	71,503	71,503

Balance at December 31, 2008		$1,958,229	7,182,960	(344,244)	192,710	5,009,641	276,772	14,276,068

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Cash flows from operating activities:

Net income	~~W~~	2,025,662	2,489,998	$1,610,868	1,980,119

Adjustments to reconcile consolidated net income to net cash used in operating activities:

Depreciation and amortization		805,615	703,599	640,648	559,522
Provision for loan losses, net		1,043,900	787,233	830,139	626,031
Provision for retirement and severance benefits		146,841	138,318	116,772	109,994
Unrealized loss (gain) on trading securities, net		(213,154)	55,554	(169,506)	44,178
Impairment loss on available-for-sale securities		258,960	17,197	205,932	13,676
Reversal of impairment loss on available-for-sale securities		(52,935)	(162,799)	(42,095)	(129,462)
Impairment loss on held-to-maturity securities		27,253	—	21,672	—
Reversal of impairment loss on held-to-maturity securities		(30,166)	(51,913)	(23,989)	(41,283)
Income from equity method investment securities, net		(69,913)	(62,463)	(55,597)	(49,672)
Gain from disposition of equity method investment securities, net		(3,831)	—	(3,046)	—
Gain on foreign currency transactions, net		105,139	(155,814)	83,610	(123,908)
Valuation gain on derivatives, net		(521,286)	(183,372)	(414,541)	(145,824)
Stock compensation costs		(2,217)	73,452	(1,763)	58,411
Policy reserves and other insurance expense		1,195,982	1,155,759	951,079	919,093
Other, net		52,161	178,733	41,478	142,134
Changes in assets and liabilities:
Decrease(increase) in trading securities		2,901,168	(6,222,494)	2,307,092	(4,948,305)
Increase in available-for-sale securities		(8,773,239)	(4,327,334)	(6,976,731)	(3,441,220)
Increase in held-to-maturity securities		(633,112)	(560,324)	(503,469)	(445,586)
Dividends received from equity method investment securities		1,094,635	14,482	870,485	11,517
Increase in loans		(19,254,698)	(16,392,174)	(15,311,886)	(13,035,527)
Loan origination fee		183,999	194,469	146,321	154,647
Increase in other assets		(6,621,770)	(1,150,065)	(5,265,820)	(914,562)
Increase(decrease) in other liabilities		8,539,864	(170,625)	6,791,142	(135,687)
Retirement and severance benefits paid		(97,764)	(59,203)	(77,745)	(47,080)
Decrease (increase) in deposit for severance benefit insurance		(3,993)	1,312	(3,175)	1,043

Net cash used in operating activities		(17,896,899)	(23,688,474)	(14,232,125)	(18,837,751)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		15,290	10,962	12,159	8,717
Proceeds from disposal of property and equipment		92,217	11,728	73,334	9,326
Decrease in other assets		207,432	232,990	164,956	185,281

	~~W~~	314,939	255,680	$250,449	203,324

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash used in investing activities:

Acquisition of equity method investment securities		(162,947)	(25,412)	(129,580)	(20,208)
Acquisition of subsidiaries		(36,729)	(6,179,343)	(29,208)	(4,913,990)
Purchase of property and equipment		(389,637)	(455,519)	(309,850)	(362,242)
Increase in other assets		(329,503)	(420,568)	(262,031)	(334,448)

		(918,816)	(7,080,842)	(730,669)	(5,630,888)

Net cash used in investing activities		(603,877)	(6,825,162)	(480,220)	(5,427,564)

Cash flows from financing activities:

Cash provided by financing activities:

Increase in deposits		18,090,470	10,728,032	14,386,058	8,531,239
Proceeds from borrowings		35,366,897	35,853,038	28,124,770	28,511,362
Proceeds from debentures		19,363,642	19,358,446	15,398,523	15,394,390
Increase in other liabilities		2,204,244	331,295	1,752,878	263,455
Disposition of treasury stock		—	61,269	—	48,723
Issuance of preferred stock		—	3,749,962	—	2,982,077
Increase in minority interest		100,958	339,418	80,285	269,915

		75,126,211	70,421,460	59,742,514	56,001,161

Cash used in financing activities:

Decrease in deposits		(3,171,551)	—	(2,522,109)	—
Repayment of borrowings		(33,829,514)	(30,081,049)	(26,902,197)	(23,921,311)
Repayment of debentures		(14,890,628)	(11,050,184)	(11,841,453)	(8,787,423)
Debentures issue cost paid		(94,830)	(88,744)	(75,412)	(70,572)
Decrease in other liabilities		(60,849)	(25,599)	(48,390)	(20,357)
Stock issuance costs paid		(1,984)	(13,747)	(1,578)	(10,932)
Dividends paid		(619,916)	(391,708)	(492,975)	(311,497)
Repayment of preferred stocks		(537,834)	(172,812)	(427,701)	(137,425)
Acquisition of treasury stock		—	(372)	—	(296)
Decrease in minority interest		(26,551)	(87,504)	(21,114)	(69,586)

		(53,233,657)	(41,911,719)	(42,332,929)	(33,329,399)

Net cash provided by financing activities		21,892,554	28,509,741	17,409,585	22,671,762
Increase in cash and due from banks due to change in consolidation scope		9,697	334,143	7,711	265,720

Net increase (decrease) in cash and due from banks		3,401,475	(1,669,752)	2,704,951	(1,327,833)
Cash and due from banks at beginning of year		9,677,332	11,347,084	7,695,692	9,023,525

Cash and due from banks at end of year	~~W~~	13,078,807	9,677,332	$10,400,643	7,695,692

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:
(a)	Controlling Company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.). Shinhan Financial Group was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange.

As of December 31, 2008, Shinhan Financial Group has 29 subsidiaries which are consolidated and 19 subsidiaries which are accounted for under the equity method, and its capital stock amounted to ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock, respectively.

(b)	Subsidiaries included in Consolidation
a.	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2008, Shinhan Bank operated through 922 domestic branches, 104 depositary offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

b.	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, Shinhan Financial Group acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of Shinhan Financial Group. Subsequently, Shinhan Financial Group acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued
b.	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

exchange ratio of 0.84932 shares in Shinhan Financial Group for one LG Card share, on September 21, 2007. As a result, LG Card became a wholly owned subsidiary of Shinhan Financial Group and LG Card was delisted from the Korea Exchange on October 10, 2007.

In accordance with a resolution of the Board of Directors’ meeting held on May 28, 2007, Shinhan Card Co., Ltd. (SHC Management Co., Ltd. as of March 31, 2008), a wholly owned subsidiary of Shinhan Financial Group, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2007.

As of December 31, 2008, Shinhan Card had 90 branches, approximately 2.27 million merchants in its network, and 13.62 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

c.	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2008, it operated through 87 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

d.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2008, Shinhan Life Insurance operated through 140 branches and its capital stock amounted to ~~W~~200,000 million.

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of December 31, 2008 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2007.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2008 amounted to ~~W~~77,644 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued
g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2008 amounted to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2008 amounted to ~~W~~10,000 million.

i.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002 with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2008 amounted to ~~W~~40,000 million.

j.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in insurance and related businesses under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2008 amounted to ~~W~~47,000 million.

k.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2008 amounted to ~~W~~1,000 million.

l.	SH Asset Management Co., Ltd.

SH Asset Management Co., Ltd. (“SH Asset Management”) was established in 1988 and engages in securities management services and conducts surveys of the economic and capital markets. As of December 31, 2008, SH Asset Management’s capital stock amounted to ~~W~~45,000 million.

m.	Trust accounts of Shinhan Bank and Jeju Bank

Trust accounts managed by Shinhan Bank and Jeju Bank are consolidated only if Shinhan Bank or Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings.

n.	Shinhan Asia Limited

Shinhan Asia Limited (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2008, Shinhan Asia’s capital stock amounted to US$100,000 thousand.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued
o.	Shinhan Bank America

Shinhan Bank America was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2008, Shinhan Bank America’s capital stock amounted to US$63,000 thousand. In addition, Shinhan Bank America merged with North Atlanta National Bank on November 30, 2007.

p.	Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2008, Shinhan Europe’s capital stock amounted to EUR 23,000 thousand.

q.	Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on August 10, 2007. As of December 31, 2008, Shinhan Khmer’s capital stock amounted to US$20,000 thousand.

r.	Shinhan Kazakhstan Bank

Shinhan Kazakhstan Bank (“Shinhan Kazakhstan”) was established on March 21, 2008. As of December 31, 2008, Shinhan Kazakhstan’s capital stock amounted to US$43,000 thousand.

s.	Shinhan Canada Bank

Shinhan Canada Bank (“Shinhan Canada”) was established on August 22, 2008. As of December 31, 2008, Shinhan Canada Bank’s capital stock amounted to CAD$30,000 thousand.

t.	Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on April 30, 2008. As of December 31, 2008, Shinhan China’s capital stock amounted to CNY2,000,000 thousand.

u.	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System”) was established in 1991 and engages in the computer system’s development and operation and electronic document management services. As of December 31, 2008, Shinhan Data System’s capital stock amounted to ~~W~~1,000 million.

v.	Shinhan Aitas Co., Ltd

Shinhan Aitas Co., Ltd. (“Shinhan Aitas”) was established in 2000 under the Act on Asset-Backed Securitization and is engaged in the business of asset management services and business trust services on securitized assets. As of December 31, 2008, Shinhan Aitas’s capital stock amounted to ~~W~~2,372 million.

w.	Good Morning Shinhan Securities Europe Limited

Good Morning Shinhan Securities Europe Limited (“Good Morning Shinhan Europe”) was established in 1991 and provides securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority of UK. As of December 31, 2008, Good Morning Shinhan Europe’s capital stock amounted to GBP 3,400 thousand.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued
x.	Good Morning Shinhan Securities USA Inc.

Good Morning Shinhan Securities USA Inc. (“Good Morning Shinhan USA”) was established in 1993 and provides securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2008, Good Morning Shinhan USA’s capital stock amounted to US$4,200 thousand.

y.	Good Morning Shinhan Securities Asia Limited

Good Morning Shinhan Securities Asia Limited (“Good Morning Shinhan Asia”) was established on May 25, 2007 and provides securities trading, underwriting and derivative brokerage services under the Securities and Futures Ordinance of Hong Kong. As of December 31, 2008, Good Morning Shinhan Asia’s capital stock amounted to HKD 40,000 thousand.

z.	Shinhan National Pension Service Private Equity Fund 1st

Shinhan National Pension Service Private Equity Fund 1st (“Shinhan PEF 1st”) was established on August 18, 2005. As of December 31, 2008, its capital stock amounted to ~~W~~234,000 million.

aa.	Shinhan Private Equity Fund 2nd

Shinhan Private Equity Fund 2nd (“Shinhan PEF 2nd”) was established on August 11, 2008. As of December 31, 2008, its capital stock amounted to ~~W~~129,720 million.

bb.	Symphony Energy Co., Ltd.

Symphony Energy Co., Ltd. (“Symphony Energy”) was established on April 24, 2004 and provides manufacturing and installation services of solar module. As of December 31, 2008, its capital stock amounted to ~~W~~5,467 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued

Ownership between Shinhan Financial Group and its subsidiaries included in consolidation as of December 31, 2008 and 2007 were as follows:

		2008		2007
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,505,615,506	100.0
”	Shinhan Card	125,369,403	100.0	125,369,403	100.0
”	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
”	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
”	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
”	Jeju Bank	9,692,369	62.4	9,692,369	62.4
”	Shinhan Credit Information	600,000	100.0	600,000	100.0
”	Shinhan PE	2,000,000	100.0	2,000,000	100.0
”	SH Asset Management	9,000,000	100.0	—	—
”	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
”	SH&C Life Insurance	4,700,001	50.0	3,000,001	50.0
”	Shinhan Macquarie	102,000	51.0	102,000	51.0
Shinhan Bank	SH Asset Management	—	—	9,000,000	100.00
”	Shinhan Asia	999,999	99.9	499,999	99.9
”	Shinhan Bank America	1,228,571	100.0	400,000	100.0
”	Shinhan Europe	Limited	100.0	Limited	100.0
”	Shinhan Khmer	16,020,000	80.1	13,000,000	100.0
”	Shinhan Kazakhstan	502,872	100.0	—	—
”	Shinhan Canada	Limited	100.0	—	—
”	Shinhan China	Limited	100.0	—	—
”	Shinhan Data System	200,000	100.0	—	—
”	Shinhan Aitas	421,358	89.6	—	—
”	Shinhan PEF 1st	624	26.7	624	26.7
”	Shinhan PEF 2nd	33,840	26.1	—	—
”	Shinhan Corporate Restructuring Fund 7th	—	—	2,250,000,000	58.8
Shinhan Card	Shinhan Financial Group	529	—	529	—
Good Morning Shinhan Securities	Good Morning Shinhan Europe	3,400,000	100.0	3,400,000	100.0
”	Good Morning Shinhan USA	15,000	100.0	15,000	100.0
”	Good Morning Shinhan Asia	40,000,000	100.0	40,000,000	100.0
Shinhan Life Insurance	Shinhan PEF 1st	78	3.3	78	3.3
”	Shinhan PEF 2nd	5,640	4.4	—	—
Shinhan Capital	Shinhan Corporate Restructuring Fund 7th	—	—	1,125,000,000	29.4
Jeju Bank	Shinhan PEF 1st	39	1.7	39	1.7
”	Shinhan Corporate Restructuring Fund 7th	—	—	188,500,000	4.9
Shinhan PE	Shinhan PEF 1st	117	5.0	117	5.0
”	Shinhan PEF 2nd	2,820	2.2	—	—
Shinhan PEF 1st	Symphony Energy	9,424,193	86.2	9,424,193	86.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description on the Consolidated Company, Continued
(c)	Other equity method investees

Details of ownerships in subsidiaries accounted for under the equity method of accounting as of December 31, 2008 and 2007 were as follows:

		Ownership (%)
Investor	Investee	2008	2007
Shinhan Financial Group	SHC Management Co., Ltd.	100.0	100.0
Shinhan Bank	Shinhan Data System	—	100.0
”	Shinhan Corporate Restructuring Fund 6 th (*)	—	60.0
”	Shinhan Corporate Restructuring Fund 7 th	58.8	—
”	Shinhan Corporate Restructuring Fund 8 th	14.5	14.5
”	Macquarie Shinhan Infrastructure Management Co., Ltd.	35.2	35.2
”	Daewoo Capital Co., Ltd.	14.4	14.8
”	Shinhan Vina Bank	50.0	50.0
”	Shinhan Finance Ltd.	100.0	100.0
Shinhan Card	High Technology Investment, Ltd.	28.6	28.6
”	Shinhan KTF Mobile Card	50.0	—
Good Morning Shinhan Securities	APC Fund	3.3	—
Shinhan Life Insurance	Shinhan Corporate Restructuring Fund 6 th (*)	—	10.0
Shinhan Capital	KTB Corporate Restructuring Fund 18 th	47.2	47.2
”	Macquarie Shinhan Infrastructure Management Co., Ltd.	14.8	14.8
”	CFAG Corporate Restructuring Fund 8 th (*)	—	20.0
”	Shinhan Corporate Restructuring Fund 5 th	45.0	45.0
”	Shinhan Corporate Restructuring Fund 6 th (*)	—	20.0
”	Shinhan Corporate Restructuring Fund 7 th	29.4	—
”	Shinhan Corporate Restructuring Fund 8 th	11.4	11.4
”	DCC Corporate Restructuring Fund 1st	24.1	24.1
”	KTIC Corporate Restructuring Fund 13th (KTIC 13th CRV) (*)	—	24.0
”	Now Corporate Restructuring Fund 3 rd (*)	—	40.0
”	KTIC Corporate Restructuring Fund 16th (KTIC 16th CRV) (*)	—	22.0
”	HTIC Corporate Restructuring Fund 2 nd (HTIC 2nd CRV)	20.0	20.0
”	Nawoo IB Fund 2 nd	34.0	—
”	PT Clemont Finance Indonesia	30.0	—
”	Haejin Shipping Co. Ltd.	24.0	—
”	APC Fund	3.3	—
Jeju Bank	Shinhan Corporate Restructuring Fund 7 th	4.9	—
Shinhan PEF 2nd	SHPE Holdings One	100.0	—
Symphony Energy	Korea Solec Energy Co., Ltd.	100.0	—

(*)	The funds liquidated as of December 31, 2008.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (collectively the “Consolidated Company”) maintains its accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Basis of Financial Statements Translation

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,257.50 to US$1, the basic exchange rate on December 31, 2008. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2008, the Consolidated Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 8 “Investments in Securities”, No. 15 “Equity Method (Revised)”, No. 16 “Income Tax Accounts (Revised)”, Korea Accounting Institute Opinion 06-2 (Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures), SKAS Interpretation 53-70 Accounting for Derivative Instruments, and authoritative interpretation from Financial Services Commission (April 24, 2008) “Consolidation of the Joint-Venture Investee Company”. Except for the adoption of the aforementioned accounting standards, the Consolidated Company applied the same accounting policies that were adopted in the previous year’s financial statements. Certain accounts of the consolidated financial statements as of and for the period ended December 31, 2007 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the capital surplus, retained earnings and minority interest by ~~W~~414,761 million, ~~W~~196,869 million and ~~W~~51,397 million and decrease in the capital adjustments and accumulated other comprehensive income by ~~W~~611,557 million and ~~W~~73 million, respectively. Meanwhile, according to Financial Services Authority Opinion (the “FSAO”) 2005-2 “Cash Flows of the Bank (Revised)”, effective January 1, 2007, certain accounts of the consolidated statements of cash flows for the year ended December 31, 2007 were reclassified, resulting in an increase in the cash flows from operating activities by ~~W~~46,955 million, and decrease in the cash flows from investing activities and the cash flows from financing activities by ~~W~~12,722 million and ~~W~~30,047 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Investments in Securities

Upon acquisition, the Consolidated Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held- to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at cost. Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the consolidated income statement using the effective interest method.

The fair value of marketable securities is determined using quoted market prices as of the period end. Non-marketable debt securities are fair valued by discounting cash flows using the prevailing market rates for debt with a similar credit risk and remaining maturity. Credit risk is determined using the issuer’s credit rating as announced by accredited credit rating agencies in Korea.

The Consolidated Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary. Reversal of impairment loss, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current income. However, the new carrying amount after the reversal of impairment cannot exceed the carrying value of the investment security that would have been measured at the date of reversal had no impairment loss been recognized.

(e)	Investments in Associates

Associates are all entities over which the Consolidated Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying an equity interest of over 20 percent of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Consolidated Company’s investments in associates include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate over the Consolidated Company’s share of the fair value of the identifiable net assets acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Investments in Associates, Continued

Negative goodwill is the excess of fair value of the net identifiable assets acquired over the purchase price. The balance of negative goodwill is allocated to proportionately reduce the values assigned to depreciable non-monetary assets. If the allocation reduces the non-monetary assets to zero, any remainder is recognized as an extraordinary gain in the period of acquisition. However, negative goodwill related to future losses and expenses that have been specifically identified in the purchase agreement, is recognized as income in the period these are actually incurred.

Goodwill and negative goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of (negative) goodwill is recorded together with equity income (losses).

The Consolidated Company’s share of its post-acquisition profits or losses in investments in associates is recognized in the consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate are recognized when the associate declares the dividend. When the Consolidated Company’s share of losses in an associate equals or exceeds its interest in the associate, including preferred stock, other long term loans and receivables issued by the associate or guaranteed obligations of the associate, the Consolidated Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Consolidated Company and its associates are eliminated to the extent of the Consolidated Company’s interest in each associate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Consolidated Company reviews goodwill for impairment and records any impairment loss immediately in the consolidated statement of income.

(f)	Allowance for Loan Losses

In estimating the allowance for corporate and household loan losses, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.
i)	Expected Loss Method
The Consolidated Company estimates the allowance for corporate and household loan losses using the expected loss method, which multiplies loan balances by probability of default (“PD”) and loss given default (“LGD”). This provisionary method considers both financial and non-financial factors of borrowers to assess PD and LGD. PD is determined by considering the type of borrowers, the nature of loans and delinquent days and LGD is determined by considering the type of loan and collateral. The Consolidated Company calculated PD based on the data from last seven years (from FY2001 to FY2007) and five years (from FY2003 and FY2007) for corporate loans and household loans, respectively, and LGD based on the data from last seventy months (from January 2001 to October 2006) and sixty months (from December 2001 to November 2006).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Allowance for Loan Losses, Continued
ii)	Financial Supervisory Service (“FSS”) Guideline
The Consolidated Company applies the FSS guidelines for corporate and household loans (excluding credit card loans) in accordance with the Regulations for the Supervision of Banks revised on December 7, 2007. The prescribed minimum levels of provision per the FSS guidelines are as follows:

		2008
Corporate loans	Normal(*)	0.85%
	Precautionary	7%
	Substandard	20%
	Doubtful	50%
	Estimated loss	100%
Household loans	Normal	1%
	Precautionary	10%
	Substandard	20%
	Doubtful	55%
	Estimated loss	100%

(*)	0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market
Additionally, the Consolidated Company considers the borrowers’ ability to repay and the recovery value of collateral in estimating expected loss on high-risk or large volume loan balances.

For credit card loans, the Consolidated Company provides for allowance through a loss ratio analysis based on historical data of recoverable amounts for rewritten loans, and roll-rate analysis for other loans. The Consolidated Company adopts the FSS guidelines under the Specialized Credit Financial Business Act, as revised on February 11, 2008, and provides for allowance by each loan classification as follows: a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(g)	Troubled Debt Restructuring

A loan which contractual terms are modified in a troubled debt restructuring program is accounted for at the present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses and provision for loan losses in the current period. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from the nominal value of the loans. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Deferred Loan Origination Fee

Fees associated with origination of loans are deferred and recognized over the life of the loan as an adjustment to the loan balance and interest income.

(i)	Transfer of Assets

Transfers of financial assets to third parties are accounted for as sales when controls surrendered to the transferee. The Consolidated Company derecognizes financial assets from the consolidated balance sheet including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sale is recognized in earnings. Conversely, the Consolidated Company only recognizes financial assets transferred from third parties on the consolidated balance sheet when the Consolidated Company obtains control of financial assets.

(j)	Property and Equipment

Property and equipment are stated at cost, less accumulated deprecation, except for assets acquired through exchange, investment in kind or donation, which are recorded at their fair value.

Depreciation is computed by the depreciation method and estimated useful lives of the respective assets as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40~60 years
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending the useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(k)	Intangible Assets

Intangible assets are stated at acquisition cost less accumulated amortization computed using the straight-line method over the estimated useful lives of related intangible assets or twenty years, whichever is shorter.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence or sharp decline in its market value, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.

(l)	Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(m)	Convertible Bonds and Bond with Warrants

When accounting for convertible bonds or bonds with stock purchase warrants, the liability component and the equity component of a bond are separated.

The liability component of a bond is recognized initially at fair value. Fair value is the present value of a similar debt security that does not have an equity conversion option (redemption premium is included if applicable). The equity component is recognized initially as the difference between the fair value of the bond as a whole, which are the gross proceeds of the bond received at the date of issue, and the fair value of the liability component. For bonds with detachable stock warrants, the fair value of the liability and equity components are estimated separately. The equity component of convertible bonds or bonds with stock purchase warrants is presented as part of capital surplus within equity.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method. The equity component is not remeasured subsequent to initial recognition.

(n)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized (accreted) based on the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(o)	Retirement and Severance Benefits

Employees who have been with the Consolidated Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Consolidated Company. The Consolidated Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Consolidated Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Consolidated Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction of the retirement and severance benefits liability.

(p)	Allowance for Unused Credit Commitments

In estimating the allowance for unused corporate, household and credit card commitments, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.
i)	Expected Loss Method
The Consolidated Company estimates the allowance for unused credit commitments using the same method applied for allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(p)	Allowance for Unused Credit Commitments, Continued
ii)	FSS Guideline
The Consolidated Company estimates the allowance for unused loan commitments based on each classification in accordance with the Regulations for the Supervision of Banks revised at December 7, 2007 as follows: for unused corporate loan commitments a minimum of 0.85% for normal (0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market), 7% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; for unused household loan commitments a minimum of 1.0% for normal, 10% for precautionary, 20% for substandard, 55% for doubtful and 100% for estimated loss, respectively; and for credit card commitments a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(q)	Allowance for Guarantees and Acceptances

The Consolidated Company estimates allowance for losses on outstanding guarantees and acceptances, contingent guarantees and acceptances and endorsed bills in accordance with the same loan classification criteria applied in estimating allowance for loan losses and recorded as other liabilities with the respective changes recorded as other non-interest expense.

(r)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(s)	Deferred Acquisition Costs

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(t)	Policy Reserves

The Consolidated Company accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms and premium and policy reserves approved by the Financial Supervisory Commission of the Republic of Korea and details are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(t)	Policy Reserve, Continued
i.	Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

ii.	Unearned premium reserve

Unearned premium reserve refers to premium to be charged during subsequent periods, and for premiums collected before the balance sheet date.

iii.	Reserve for outstanding claims

Reserve for outstanding claims is an estimate for losses for insured events that have occurred prior to the balance sheet date but for which an actual claim have not yet been settled or determined.

iv.	Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

v.	Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

vi.	Reserve for reinsurance premium

If the Consolidated Company reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.
(u)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,257.50 and ~~W~~938.20 to US$1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services Ltd. on December 31, 2008 and 2007, respectively.

Foreign currency assets and liabilities of foreign-based operations and branches accounted for using the equity method are translated at the rate of exchange at the respective balance sheet dates. Foreign currency amounts in the consolidated statement of income are translated using an average rate. Translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are recorded net as accumulated other comprehensive income. These gains and losses are subsequently recognized as income in the year the foreign operations or companies are liquidated or sold.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(v)	Share-Based Payments

The Consolidated Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Consolidated Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Consolidated Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Consolidated Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest.

For cash-settled share-based payment transactions, the Consolidated Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Consolidated Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Consolidated Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(w)	Leases

The Consolidated Company classifies and accounts for leases as either operating or capital leases, depending on the terms of the lease. Leases where the Consolidated Company assumes substantially all the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

Substantially all the risks and rewards of ownership are evidenced when one or more of the criteria listed below are met:
•	Ownership of the leased property transfers to the lessee at the end of the lease term

•	The lessee has a bargain purchase option, and it is reasonably certain at the inception of the lease that the option will be exercised.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.
In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

Where the Consolidated Company is the lessor, a financing lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including residual value, if any. The difference between the financing lease receivable and the book value of the underlying asset is recorded as gain(loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of financing lease receivable and interest income, determined using the effective interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(w)	Leases, Continued

For an operating lease, revenue on a lease is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Consolidated Company.

The Consolidated Company also recognizes initial direct costs incurred in negotiating and arranging a financing lease, included as part of net investment, and those costs are expensed as lease expense over the lease term on the same basis in which interest income is recognized. Initial direct costs are incremental costs that are directly attributable to negotiating and arranging a lease, except for such costs incurred by manufacturer or dealer lessor.

Where the Consolidated Company is the lessee under a capital lease, the present value of future minimum lease payments is capitalized and a corresponding liability is recognized. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(x)	Derivatives and hedge accounting

The Consolidated Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Consolidated Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the consolidated income statement in the periods in which the hedged item will affect profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(x)	Derivatives and hedge accounting, Continued

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to earnings.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in earnings.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in earnings.

(y)	Interest Income

Interest income on bank deposits, loans and securities are recognized on an accrual basis, except for interest income on loans that are overdue and loans to bankrupt customers. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. Payments on delinquent loans are first applied to delinquent interest, to normal interest, and then to the principal balance.

(z)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(aa)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(bb)	Cash Management Account (“CMA”)

The Consolidated Company recognizes income from CMA investments consisting of highly liquid investments and expense from CMA deposits as other interest income and other interest expense, respectively.

(cc)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates.

(dd)	Earnings per share

Earnings per share are calculated by dividing net income attributable to stockholders of the Consolidated Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.
(3)	Standards Applied for Preparing Consolidated Financial Statements
(a)	The equity method investment securities account of Shinhan Financial Group is eliminated against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill (negative goodwill) which are amortized over 10 to 14 years.

In addition, the Consolidated Company reflects the difference between the acquisition cost and the book value of minority interests in the consolidated balance sheet as consolidated capital surplus or capital adjustment.

(c)	All significant inter-company transactions and account balances among the consolidated companies are fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for purposes of preparing the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(4)	Acquisition of LG Card Co., Ltd. (“LG Card”)
(a)	On March 19, 2007, Shinhan Financial Group acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer resulting in total equity ownership of 107,477,321 shares (85.73%) for the Consolidated Company based on existing shares owned by Shinhan Bank. As a result, LG Card became a subsidiary of the Consolidated Company on March 23, 2007. Shinhan Financial Group applied purchase accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and for the period ended March 19, 2007 were as follows:

			(in millions of Won)
	December 31, 2006		March 19, 2007
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity	~~W~~	3,020,570	3,892,059

Operating revenue	~~W~~	2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

(b)	Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007(*)	~~W~~	7,212,652
Fair value of net assets		3,306,242

Goodwill	~~W~~	3,906,410

(*)	Includes consideration given for 8,960,005 shares (7.1%) owned by Shinhan Bank.
Additionally, Shinhan Financial Group acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 shares in Shinhan Financial Group for one LG Card share, on September 21, 2007. The Consolidated Company reflected the difference between the acquisition cost and the book value of minority interests in the consolidated balance sheet as capital adjustment in the amount of ~~W~~248,858 million. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

(5)	Cash and Due from Banks
(a)	Cash and due from banks as of December 31, 2008 and 2007 consisted of the following:

			(in millions of Won)
	2008		2007
Cash and cash equivalents	~~W~~	1,908,960	2,258,591
Due from banks in Won		8,585,472	6,105,546
Due from banks in foreign currencies		2,525,638	1,283,687
Due from banks invested in gold		58,737	29,508

	~~W~~	13,078,807	9,677,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(5)	Cash and Due from Banks, Continued
(b)	Restricted due from banks as of December 31, 2008 and 2007 were as follows:

				(in millions of Won)
	2008		2007	Restrictions
Due from banks in Won:
Reserve deposits at the Bank of Korea	~~W~~	4,746,796	2,852,561	General banking account
Due from banks for customers’ accounts		1,109,336	806,691	Reserve for customers’ deposits
Other		106,816	61,398	Deposit for severance benefit insurance and security deposit

		5,962,948	3,720,650

Due from banks in foreign currencies		1,023,328	646,150	General banking account

	~~W~~	6,986,276	4,366,800

(c)	The maturities of due from banks as of December 31, 2008 and 2007 were as follows:

				(in millions of Won)
	Due from banks in
			Foreign
At December 31, 2008	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	6,740,213	2,523,819	58,737	9,322,769
Due after 3 months through 6 months		210,802	—	—	210,802
Due after 6 months through 1 year		1,400,568	1,805	—	1,402,373
Due after 1 year through 3 years		25,666	—	—	25,666
Thereafter		208,223	14	—	208,237

	~~W~~	8,585,472	2,525,638	58,737	11,169,847

				(in millions of Won)
	Due from banks in
			Foreign
At December 31, 2007	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	4,784,875	1,226,675	29,508	6,041,058
Due after 3 months through 6 months		188,882	26,977	—	215,859
Due after 6 months through 1 year		529,701	30,018	—	559,719
Due after 1 year through 3 years		110,466	—	—	110,466
Thereafter		491,622	17	—	491,639

	~~W~~	6,105,546	1,283,687	29,508	7,418,741

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities

Securities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Trading securities	~~W~~	8,837,754	11,739,755
Available-for-sale securities		29,305,130	22,071,433
Held-to-maturity securities		8,885,487	8,234,285
Equity method investment securities		456,955	1,332,065

Total securities	~~W~~	47,485,326	43,377,538

(a)	Trading securities
i)	Trading securities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Equity securities:
Stocks	~~W~~	219,444	408,464

Debt securities:

Government bonds		978,436	1,278,243
Finance debentures		4,587,951	3,738,760
Corporate bonds		669,368	851,492

		6,235,755	5,868,495

Beneficiary certificates		305,619	228,504
Commercial paper		1,849,528	4,740,856
Securities in foreign currencies		1	7,949
Other		227,407	485,487

	~~W~~	8,837,754	11,739,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(a)	Trading Securities, Continued
ii)	Details of debt securities classified as trading securities as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	973,196	959,671	996,487	978,436
Finance debentures		4,602,263	4,536,042	4,603,107	4,587,951
Corporate bonds		662,301	658,922	681,469	669,368

	~~W~~	6,237,760	6,154,635	6,281,063	6,235,755

	(in millions of Won)
	2007
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,302,241	1,278,039	1,295,700	1,278,243
Finance debentures		3,804,918	3,755,781	3,751,869	3,738,760
Corporate bonds		852,745	853,011	874,107	851,492

	~~W~~	5,959,904	5,886,831	5,921,676	5,868,495

(*)	Fair value of debt securities is measured by applying the lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date.

(**)	The difference between fair value and book value is recorded as accrued income.
iii)	Trading securities denominated in foreign currencies classified by issuing country as of December 31, 2008 and 2007 were as follows:

	(in millions of Won and thousands of U.S. dollars, except ratio)
	2008				2007
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
China	$—	~~W~~	—	—	$1,328	~~W~~	1,246	15.67
Japan	—		—	—	2,733		2,564	32.26
Hong Kong	1		1	100.00	4,412		4,139	52.07

	$1	~~W~~	1	100.00	$8,473	~~W~~	7,949	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(b)	Available-for-Sale securities
i)	Available-for-sale securities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Equity securities:
Stocks	~~W~~	3,328,978	5,154,014
Investment in special funds		522,060	309,973

		3,851,038	5,463,987

Debt securities:
Government bonds		3,936,095	2,105,604
Finance debentures		14,287,011	8,745,528
Corporate bonds		3,977,207	3,605,611

		22,200,313	14,456,743

Beneficiary certificates		964,928	347,823
Securities in foreign currencies		2,062,286	1,555,769
Other		226,565	247,111

	~~W~~	29,305,130	22,071,433

ii)	Details of debt securities classified as available-for-sale securities as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	3,917,561	3,774,416	4,022,845	3,936,095
Finance debentures		14,238,654	14,146,416	14,436,449	14,287,011
Corporate bonds		4,107,097	4,087,732	3,995,560	3,977,207

	~~W~~	22,263,312	22,008,564	22,454,854	22,200,313

	(in millions of Won)
	2007
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	2,188,443	2,132,666	2,153,386	2,105,604
Finance debentures		8,903,701	8,848,779	8,832,521	8,745,528
Corporate bonds		3,789,181	3,791,992	3,813,691	3,605,611

	~~W~~	14,881,325	14,773,437	14,799,598	14,456,743

(*)	Fair value of debt securities is measured by applying the lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date.

(**)	The difference between fair value and book value is recorded as accrued income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(b)	Available-for-sale securities, Continued
iii)	The maturity of available-for-sale debt securities as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	Government		Finance	Corporate
At December 31, 2008	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	663,986	4,086,726	517,274	5,267,986
Due after 3 months through 6 months		71,940	2,119,728	197,560	2,389,228
Due after 6 months through 1 year		179,501	1,761,170	466,413	2,407,084
Due after 1 year through 3 years		1,145,545	5,431,399	1,676,402	8,253,346
Thereafter		1,875,123	887,988	1,119,558	3,882,669

	~~W~~	3,936,095	14,287,011	3,977,207	22,200,313

	(in millions of Won)
	Government		Finance	Corporate
At December 31, 2007	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	355,047	2,291,177	481,862	3,128,086
Due after 3 months through 6 months		34,822	741,599	256,324	1,032,745
Due after 6 months through 1 year		442,445	835,176	1,088,186	2,365,807
Due after 1 year through 3 years		790,557	4,590,859	1,572,885	6,954,301
Thereafter		482,733	286,717	206,354	975,804

	~~W~~	2,105,604	8,745,528	3,605,611	14,456,743

iv)	Available-for-sale securities denominated in foreign currencies classified by issuing country as of December 31, 2008 and 2007 were as follows:

	(in millions of Won and thousands of U.S. dollars, except ratio)
	2008				2007
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$1,011,445	~~W~~	1,271,893	61.69	$912,515	~~W~~	856,123	55.03
U.S.A.	339,559		426,996	20.70	413,818		388,244	24.96
Hong Kong	42,682		53,673	2.60	11,747		11,019	0.70
U.A.E	—		—	—	5,004		4,695	0.30
Japan	35,262		44,343	2.15	20,846		19,557	1.26
Other	211,041		265,381	12.86	294,320		276,131	17.75

	$1,639,989	~~W~~	2,062,286	100.00	$1,658,250	~~W~~	1,555,769	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(b)	Available-for-sale securities, Continued
v)	Equity securities restricted for sale for a certain period as of December 31, 2008 were as follows:

	(in millions of Won)
	2008
	Book value		Restricted until
Hynix Semiconductor Inc.		173,058	Merger & Acquisition
Hyundai Engineering & Construction Co., Ltd.		231,053	Merger & Acquisition
Visa Card		182,550	3 years from IPO
Ssangyong Cement Industrial Co., Ltd.		60,820	Merger & Acquisition
Daewoo International Corporation		31,169	Joint-sale by creditors
SK Networks Co., Ltd.(redeemable preferred stock)		120,759	”
Ssangyong Engineering & Construction Co., Ltd.		7,601	Merger & Acquisition
Daewoo Electronics Co., Ltd.		4,266	March 31, 2009
Other		80,294

	~~W~~	891,570

vi)	Changes in impairment loss on available-for-sale securities

Details of impairment loss and reversal of impairment loss on available-for-sale securities for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008			2007
	Impairment		Reversal	Impairment	Reversal
Equity securities	~~W~~	6,066	—	8,838	2,373
Investment in private equity funds and other		—	—	—	62,000
Debt securities		88,564	52,935	8,749	98,426
Other		164,330	—	—	—

	~~W~~	258,960	52,935	17,587	162,799

vii)	Structured notes as of December 31, 2008 consisted of the following:

	(in millions of Won)
	Par		Book
	value		value	Inherent risk
Floating rate notes with long term Korean government bond interest	~~W~~	35,000	35,604	Reduction of interest income due to decline in long term rates
Credit linked notes		596,243	372,566	Loss from a credit event Reduction of interest
Floating rate notes interest		20,000	20,000	income due to linked to CD separation from section of CD

	~~W~~	651,243	428,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, continued
(c)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Government bonds	~~W~~	2,706,484	1,516,894
Finance debentures		4,261,638	4,888,201
Corporate bonds		1,852,382	1,780,830
Securities in foreign currencies		64,983	48,360

	~~W~~	8,885,487	8,234,285

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	2,774,507	2,689,326	2,853,183	2,706,484
Finance debentures		4,272,746	4,262,534	4,361,662	4,261,638
Corporate bonds		1,859,323	1,850,322	1,896,564	1,852,382

	~~W~~	8,906,576	8,802,182	9,111,409	8,820,504

	(in millions of Won)
	2007
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	1,547,412	1,510,283	1,532,931	1,516,894
Finance debentures		4,896,000	4,891,613	4,906,032	4,888,201
Corporate bonds		1,785,231	1,783,917	1,770,785	1,780,830

	~~W~~	8,228,643	8,185,813	8,209,748	8,185,925

(*)	Fair value of debt securities is measured by applying lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(c)	Held-to-maturity securities, Continued
iii)	The maturity of held-to-maturity securities as of December 31, 2008 and 2007 were as follows:

				(in millions of Won)
	Government		Finance	Corporate
At December 31, 2008	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	264,837	259,250	114,987	639,074
Due after 3 months through 6 months		299,117	255,213	99,970	654,300
Due after 6 months through 1 year		68,792	672,773	170,001	911,566
Due after 1 year through 3 years		818,762	1,948,180	500,470	3,267,412
Thereafter		1,254,976	1,126,222	966,954	3,348,152

	~~W~~	2,706,484	4,261,638	1,852,382	8,820,504

				(in millions of Won)
	Government		Finance	Corporate
At December 31, 2007	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	60,489	739,160	—	799,649
Due after 3 months through 6 months		11,936	727,778	89,863	829,577
Due after 6 months through 1 year		360,081	1,028,680	601,952	1,990,713
Due after 1 year through 3 years		778,348	1,397,801	588,953	2,765,102
Thereafter		306,040	994,782	500,062	1,800,884

	~~W~~	1,516,894	4,888,201	1,780,830	8,185,925

iv)	Held-to-maturity securities denominated in foreign currencies classified by issuing country as of December 31, 2008 and 2007 were as follows:

	(in millions of Won and thousands of U.S. dollars, except ratio)
	2008				2007
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$7,000	~~W~~	8,803	13.54	$28,395	~~W~~	26,641	55.10
U.S.A.	8,303		10,440	16.06	18,218		17,092	35.35
Other	36,373		45,740	70.40	4,931		4,627	9.55

	$51,676	~~W~~	64,983	100.00	$51,544	~~W~~	48,360	100.00

v)	Changes in impairment loss and reversal of impairment loss on held-to-maturity securities for the years ended December 31, 2008 and 2007 were as follows:

			(in millions of Won)
	2008			2007
	Impairment		Reversal	Impairment	Reversal
Debt securities	~~W~~	27,253	30,166	35,424	50,001

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued
(d)	Investment in Associates
Details of equity method investment securities as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
			Acquisition	Equity		Accumulated
			(dividend/	method		other
	Beginning		disposal),	income	Capital	comprehensive	Ending
Subsidiaries	balance		net	(loss)	surplus	income	Balance
SHC Management Co., Ltd.	~~W~~	1,086,650	(1,171,987)	18,968	75,268	—	8,899
Shinhan Data System		3,644	(3,644)	—	—	—	—
Shinhan Finance Ltd.		78,550	—	62	—	26,733	105,345
Daewoo Capital Co., Ltd.		71,839	(2,884)	21,700	—	(1,118)	89,537
Macquarie Shinhan Infrastructure Management Co., Ltd.		15,222	(17,626)	7,079	—	—	4,675
Shinhan Vina Bank		20,501	21,950	4,286	—	3,890	50,627
Shinhan KTF Mobile Card		—	1,000	(292)	—	—	708
CFAG Corporate Restructuring Fund 8th		533	(593)	60	—	—	—
Shinhan Corporate Restructuring Fund 5th		4,310	—	298	—	2	4,610
Shinhan Corporate Restructuring Fund 6th		8,819	(4,396)	1,354	—	(5,776)	1
Shinhan Corporate Restructuring Fund 7th (*)		—	3,905	126	—	(237)	3,794
Shinhan Corporate Restructuring Fund 8th		23,249	(212)	1,364	—	—	24,401
DCC Corporate Restructuring Fund 1st		3,902	(350)	188	—	(303)	3,437
Now Corporate Restructuring Fund 3rd		2,189	(2,265)	77	—	—	1
Nawoo IB Fund 2nd		—	3,000	208	—	—	3,208
KTB Corporate Restructuring Fund 18th		814	—	(106)	—	—	708
High Technology Investment, Ltd.		1,730	—	92	—	654	2,476
KTIC 13 th CRV		1,169	(1,417)	248	—	—	—
KTIC 16 th CRV		4,970	(5,350)	1,174	—	(794)	—
HTIC 2nd CRV		3,974	—	(46)	—	—	3,928
PT Clemont Finance Indonesia		—	3,431	309	—	32	3,772
Haejin Shipping Co. Ltd.		—	1,052	—	—	—	1,052
APC Fund		—	8,514	(384)	—	498	8,628
Korea Solec Energy Co., Ltd.		—	50	(50)	—	—	—
SHPE Holdings One		—	123,950	13,198	—	—	137,148

	~~W~~	1,332,065	(1,043,872)	69,913	75,268	23,581	456,955

(*)	Excluded from the scope of consolidation as of December 31, 2008.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Securities, Continued

	(in millions of Won)
	2007
			Acquisition	Equity	Accumulated
			(dividend/	method	other
	Beginning		disposal),	income	comprehensive	Ending
Subsidiaries	balance		net	(loss)	income	Balance
SHC Management Co., Ltd.	~~W~~	—	1,082,364	4,286	—	1,086,650
Shinhan Data System		3,028	—	616	—	3,644
Shinhan Finance Ltd.		78,171	—	(344)	723	78,550
Daewoo Capital Co., Ltd.		45,837	—	26,002	—	71,839
Macquarie Shinhan Infrastructure Management Co., Ltd.		2,502	(5,470)	18,175	15	15,222
Shinhan Vina Bank		13,882	2,802	3,674	143	20,501
CFAG Corporate Restructuring Fund 8th		533	—	—	—	533
Shinhan Corporate Restructuring Fund 3rd		3,692	(3,839)	278	(131)	—
Shinhan Corporate Restructuring Fund 5th		356	4,050	(96)	—	4,310
Shinhan Corporate Restructuring Fund 6th		1,061	360	1,622	5,776	8,819
Shinhan Corporate Restructuring Fund 7th		8,191	(7,505)	—	(686)	—
Shinhan Corporate Restructuring Fund 8th		20,062	3,400	(213)	—	23,249
DCC Corporate Restructuring Fund 1st		3,547	—	277	78	3,902
Now Corporate Restructuring Fund 2nd		2,074	(2,115)	41	—	—
Now Corporate Restructuring Fund 3rd		—	2,000	189	—	2,189
KTB Corporate Restructuring Fund 18th		4,832	(5,182)	1,164	—	814
High Technology Investment, Ltd.		—	920	808	2	1,730
KTIC 13 th CRV		—	1,200	(31)	—	1,169
KTIC 14 th CRV		—	(123)	123	—	—
KTIC 16 th CRV		—	5,000	(6)	(24)	4,970
HTIC 2nd CRV		—	4,000	(26)	—	3,974

	~~W~~	187,768	1,081,862	56,539	5,896	1,332,065

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans
(a)	Loans outstanding as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Loans in Won	~~W~~	130,853,812	113,327,230
Loans in foreign currencies		12,156,628	9,428,370
Domestic import usance bills		2,732,864	2,378,577
Loans in gold		6,246	4,608
Call loans		733,928	640,572
Bills bought in Won		1,776,588	1,981,339
Bills bought in foreign currency		3,113,141	3,427,609
Advances to customers		82,777	13,367
Credit card accounts		12,506,623	12,563,534
Bonds purchased under resale agreement		2,292,223	65,903
Privately placed bonds		3,330,844	3,777,854
Factoring receivables		218,985	69,872
Financing leases		1,497,564	1,262,431
CMA assets		731,801	787,067
Other		1,814,802	1,363,270

		173,848,826	151,091,603
Add (Less):
allowance for loan losses		(3,316,564)	(2,953,586)
present value discount		(10,261)	(10,855)
deferred loan origination fees		(176,759)	(154,398)

	~~W~~	170,345,242	147,972,764

(b)	Loan maturities as of December 31, 2008 and 2007 were as follows:

				(in millions of Won)
			Loans in foreign
At December 31, 2008	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	29,476,431	2,203,966	19,582,645	51,263,042
Due after 3 months through 6 months		20,533,015	2,061,138	2,952,178	25,546,331
Due after 6 months through 1 year		29,862,667	2,480,761	2,974,997	35,318,425
Due after 1 year through 3 years		18,473,094	2,185,133	4,072,582	24,730,809
Thereafter		32,508,605	3,225,630	1,255,984	36,990,219

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826

				(in millions of Won)
			Loans in foreign
At December 31, 2007	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	20,683,333	1,719,174	14,623,884	37,026,391
Due after 3 months through 6 months		16,294,156	1,944,870	3,824,850	22,063,876
Due after 6 months through 1 year		29,143,410	1,632,628	3,561,418	34,337,456
Due after 1 year through 3 years		18,672,363	1,648,251	5,018,885	25,339,499
Thereafter		28,533,968	2,483,447	1,306,966	32,324,381

	~~W~~	113,327,230	9,428,370	28,336,003	151,091,603

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans, Continued
(c)	Loans classified by issuing country as of December 31, 2008 and 2007 were as follows:

	(in millions of Won, except ratio)
	2008
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	130,853,812	5,684,415	30,342,335	166,880,562	95.99
U.S.A.		—	1,612,281	18,875	1,631,156	0.94
U.K.		—	43,099	—	43,099	0.02
Japan		—	1,409,232	483	1,409,715	0.81
Vietnam		—	210,120	27,433	237,553	0.14
China		—	963,178	92,942	1,056,120	0.61
Other		—	2,234,303	356,318	2,590,621	1.49

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826	100.00

	(in millions of Won, except ratio)
	2007
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	113,327,230	5,319,956	27,859,177	146,506,363	96.96
U.S.A.		—	1,080,987	50,013	1,131,000	0.75
U.K.		—	29,100	—	29,100	0.02
Japan		—	784,669	2,089	786,758	0.52
Germany		—	—	78,989	78,989	0.05
Vietnam		—	95,722	10,098	105,820	0.07
China		—	419,040	2,087	421,127	0.28
Other		—	1,698,896	333,550	2,032,446	1.35

	~~W~~	113,327,230	9,428,370	28,336,003	151,091,603	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans, Continued
(d)	Loans classified by consumer as of December 31, 2008 and 2007 were as follows:

	(in millions of Won, except ratio)
	2008
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	69,143,581	12,141,451	16,057,763	97,342,795	55.99
Household		59,499,936	15,177	14,637,609	74,152,722	42.65
Public and other		2,210,295	—	143,014	2,353,309	1.36

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826	100.00

	(in millions of Won, except ratio)
	2007
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	55,791,968	9,404,217	13,482,862	78,679,047	52.07
Household		55,815,422	24,153	14,789,271	70,628,846	46.75
Public and other		1,719,840	—	63,870	1,783,710	1.18

	~~W~~	113,327,230	9,428,370	28,336,003	151,091,603	100.00

(e)	Restructured loans due to commencement of bankruptcy proceedings, debt restructuring proceedings by creditors or workout programs for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Corporate loans		Household loans	Total
Modification of terms	~~W~~	44,842	16,457	61,299

Balance before restructuring		44,842	16,457	61,299
Balance after restructuring		35,092	12,249	47,341

Loss resulting from restructuring	~~W~~	9,750	4,208	13,958

	(in millions of Won)
	2007
	Corporate loans		Household loans	Total
Modification of terms	~~W~~	35,959	25,496	61,455

Balance before restructuring		35,959	25,496	61,455
Balance after restructuring		18,630	18,487	37,117

Loss resulting from restructuring	~~W~~	17,329	7,009	24,338

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans, Continued
(f)	Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Financial Group	~~W~~	—	38	38
Shinhan Bank		1,988,844	670,501	2,659,345
Shinhan Bank (Trust account)		9,075	(1,245)	7,830
SH Asset Management		23	9	32
Shinhan Asia		667	352	1,019
Shinhan Bank America		5,190	3,814	9,004
Shinhan Europe		1,588	(368)	1,220
Shinhan China		—	12,863	12,863
Shinhan Card		947,736	(173,775)	773,961
Good Morning Shinhan Securities		36,237	25,980	62,217
Shinhan Life Insurance		21,380	8,824	30,204
Shinhan Capital		41,433	10,961	52,394
Jeju Bank		31,849	(5,385)	26,464
Shinhan BNP Paribas ITMC		101	(41)	60
SH&C Life Insurance		51	(36)	15
Shinhan Macquarie		84	(25)	59

	~~W~~	3,084,258	552,467	3,636,725

	(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	1,707,022	281,822	1,988,844
Shinhan Bank (Trust account)		9,053	22	9,075
SH Asset Management		29	(6)	23
Shinhan Asia		839	(172)	667
Shinhan Bank America		2,259	2,931	5,190
Shinhan Europe		796	792	1,588
Shinhan Card		—	947,736	947,736
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
SHC Management		147,787	(147,787)	—
Shinhan Capital		31,340	10,093	41,433
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	83	84

	~~W~~	1,974,834	1,109,424	3,084,258

Allowance for losses on other assets (note 11) and allowance for disposition of operating lease assets (note 8) are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans, Continued
(g)	As of December 31, 2008 and 2007, details of loan balances including other accounts receivable and other suspense receivable and the related allowance for credit losses by asset credit risk classification were as follows:

		(in millions of Won, except provision ratio)
		2008
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	97,277,495	945,162	0.97
	Precautionary		1,498,800	199,064	13.28
	Substandard		597,514	161,021	26.95
	Doubtful		203,591	144,367	70.91
	Estimated loss		380,973	380,973	100.00

			99,958,373	1,830,587	1.83

Household loans	Normal		61,093,722	607,384	0.99
	Precautionary		227,953	21,491	9.43
	Substandard		128,591	25,841	20.10
	Doubtful		108,812	61,584	56.60
	Estimated loss		60,059	60,059	100.00

			61,619,137	776,359	1.26

Credit card loans	Normal		11,818,071	328,022	2.78
	Precautionary		377,818	116,963	30.96
	Substandard		20	4	20.00
	Doubtful		74,418	44,651	60.00
	Estimated loss		236,296	236,296	100.00

			12,506,623	725,936	5.80
Other			1,410,361	303,843	21.54

		~~W~~	175,494,494	3,636,725	2.07

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(7)	Loans, Continued

		(in millions of Won, except provision ratio)
		2007
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	78,750,991	747,684	0.95
	Precautionary		970,688	93,389	9.62
	Substandard		360,565	91,403	25.35
	Doubtful		57,117	44,061	77.14
	Estimated loss		349,301	349,301	100.00

			80,488,662	1,325,838	1.65

Household loans	Normal		55,552,199	544,151	0.98
	Precautionary		189,012	19,194	10.15
	Substandard		154,869	31,091	20.08
	Doubtful		81,101	42,636	52.57
	Estimated loss		63,847	63,847	100.00

			56,041,028	700,919	1.25

Credit card loans	Normal		11,609,990	320,980	2.76
	Precautionary		539,072	187,119	34.71
	Substandard		17	4	23.53
	Doubtful		76,181	45,707	60.00
	Estimated loss		338,216	338,216	100.00

			12,563,476	892,026	7.10
Other			2,317,761	165,475	7.14

		~~W~~	151,410,927	3,084,258	2.04

(h)	Loan Origination Fee

Changes in deferred loan origination fees for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Beginning Balance	~~W~~	154,398	44,918
Increase		218,524	224,579
Decrease		(196,163)	(115,099)

Ending Balance	~~W~~	176,759	154,398

(i)	Cash Management Assets

Cash management assets as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Bill discounted	~~W~~	667,000	650,572
Securities		64,801	88,018
Due from banks		—	48,477

	~~W~~	731,801	787,067

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(8)	Lease Assets
(a)	As of December 31, 2008 and 2007, details of operating lease assets were as follows:

	(in millions of Won)
	2008		2007
Operating lease assets	~~W~~	273,101	428,861
Accumulated depreciation		(187,888)	(302,353)
Allowance for loss on disposition of operating lease assets		(464)	(464)

	~~W~~	84,749	126,044

(b)	Future lease receivables as of December 31, 2008 are as follows:

	(in millions of Won)
	Operating		Financing
	lease		lease	Total
2009.1.1 ~ 2009.12.31	~~W~~	41,693	592,385	634,078
2010.1.1 ~ 2010.12.31		28,535	464,877	493,412
2011.1.1 ~ 2011.12.31		30,565	404,817	435,382
2012.1.1 ~ 2012.12.31		24,168	122,172	146,340
Thereafter		—	86,189	86,189

		124,961	1,670,440	1,795,401
Unrealized interest income on financing leases		—	(172,876)	(172,876)

	~~W~~	124,961	1,497,564	1,622,525

(9)	Property and Equipment
(a)	Property and equipment as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Property and equipment:
Land	~~W~~	1,130,214	1,119,214
Buildings		1,178,816	1,064,672
Leasehold improvements		222,797	185,946
Vehicles and equipment		1,645,523	1,632,643
Construction in process		59,109	93,282

		4,236,459	4,095,757
Less: accumulated depreciation		(1,820,015)	(1,683,352)
accumulated impairment loss		(5,306)	(5,306)

	~~W~~	2,411,138	2,407,099

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(9)	Property and Equipment, Continued
(b)	The officially declared value of land used in domestic branches at December 31, 2008 and 2007, as announced by the Minister of Construction and Transportation, was as follows:

				(in millions of Won)
	Book value			Declared value
	2008		2007	2008	2007
Land (domestic only)	~~W~~	1,127,888	1,116,527	1,480,681	1,357,977

The officially declared value, which is used for government purposes, does not represent the fair value.
(10)	Goodwill (Negative Goodwill)

Changes in goodwill and negative goodwill fees for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Shinhan Capital		—	9,240	(867)	8,373
Good Morning Shinhan Securities		76,521	—	(17,004)	59,517
Shinhan Life Insurance		330,939	—	(41,803)	289,136
Shinhan Bank America		15,588	5,305	—	20,893
Shinhan Aitas		—	30,819	(1,807)	29,012
Symphony Energy		9,200	—	(995)	8,205

		4,989,163	36,124	(494,893)	4,530,394

Jeju Bank		(2,914)	—	686	(2,228)

	~~W~~	4,986,249	36,124	(494,207)	4,528,166

	(in millions of Won)
	2007
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	(61,294)	592,511
Shinhan Card		—	4,204,442	(240,038)	3,964,404
Good Morning Shinhan Securities		93,525	—	(17,004)	76,521
Shinhan Life Insurance		372,742	—	(41,803)	330,939
SHC Management Co., Ltd.		320,572	(298,032)	(22,540)	—
Shinhan Bank America		—	15,588	—	15,588
Symphony Energy		—	9,946	(746)	9,200

		1,440,644	3,931,944	(383,425)	4,989,163

Jeju Bank		(3,599)	—	685	(2,914)

	~~W~~	1,437,045	3,931,944	(382,740)	4,986,249

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(11)	Other Assets

Other assets as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Accounts receivables	~~W~~	5,979,759	4,274,075
Advance payments		211,557	183,646
Prepaid expenses		170,104	143,007
Prepaid income taxes		4,641	40,977
Accrued interest income		1,320,568	1,189,891
Operating lease assets, net		84,749	126,044
Security deposits paid		1,356,869	1,316,296
Derivative assets (note 31)		12,338,757	2,059,132
Deferred tax assets (note 27)		781,168	589,656
Other intangible assets		103,486	48,451
Sundry assets		4,134,647	3,974,894

		26,486,305	13,946,069
Less: allowance for losses		(319,697)	(130,208)

	~~W~~	26,166,608	13,815,861

(12)	Deposits
(a)	Deposits as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Demand deposits:
Deposits in Won	~~W~~	36,327,575	38,063,354
Deposits in foreign currency		2,783,722	1,738,081

		39,111,297	39,801,435

Time deposits:
Deposits in Won		60,204,407	43,841,012
Deposits in foreign currency		5,802,042	3,707,497

		66,006,449	47,548,509

Negotiable certificates of deposits		13,850,686	15,842,782
Other		7,795,247	7,389,339

	~~W~~	126,763,679	110,582,065

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(12)	Deposits, Continued
(b)	The maturities of deposits as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
				Negotiable
				certificate of
At December 31, 2008	Demand deposits		Time deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	7,731,844	13,416,520	2,985,627	7,328,963	31,462,954
Due after 3 months through 6 months		364	6,373,974	3,403,020	5,833	9,783,191
Due after 6 months through 1 year		—	36,806,071	5,008,537	13,161	41,827,769
Due after 1 year through 3 years		1,798,830	5,508,444	2,423,563	21,693	9,752,530
Thereafter		29,580,259	3,901,440	29,939	425,597	33,937,235

	~~W~~	39,111,297	66,006,449	13,850,686	7,795,247	126,763,679

	(in millions of Won)
				Negotiable
				certificate of
At December 31, 2008	Demand deposits		Time deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	7,958,458	11,672,377	5,622,247	6,931,788	32,184,870
Due after 3 months through 6 months		5,575	6,829,674	2,498,668	7,587	9,341,504
Due after 6 months through 1 year		178,103	20,143,262	4,170,131	14,489	24,505,985
Due after 1 year through 3 years		1,338,082	4,977,730	3,473,259	31,193	9,820,264
Thereafter		30,321,217	3,925,466	78,477	404,282	34,729,442

	~~W~~	39,801,435	47,548,509	15,842,782	7,389,339	110,582,065

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(13)	Borrowings
(a)	Borrowings as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007

Borrowings in Won	~~W~~	7,588,157	7,501,673
Borrowings in foreign currencies		9,242,563	7,655,564
Bonds sold with repurchase agreements		5,166,667	6,210,782
Bills sold		637,109	1,033,618
Due to the Bank of Korea in foreign currencies		218,092	130,385
Call money		4,877,940	1,673,449

	~~W~~	27,730,528	24,205,471

(b)	The maturities of borrowings as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Borrowings		Borrowings in	Other
At December 31, 2008	in Won		foreign currency	borrowings	Total
Due in 3 months or less	~~W~~	2,154,664	5,955,096	6,632,816	14,742,576
Due after 3 months through 6 months		680,176	1,495,344	730,800	2,906,320
Due after 6 months through 1 year		2,051,299	850,353	827,265	3,728,917
Due after 1 year through 3 years		1,555,097	679,093	2,708,927	4,943,117
Thereafter		1,146,921	262,677	—	1,409,598

	~~W~~	7,588,157	9,242,563	10,899,808	27,730,528

	(in millions of Won)
	2007
	Borrowings		Borrowings in	Other
At December 31, 2007	in Won		foreign currency	borrowings	Total
Due in 3 months or less	~~W~~	1,352,273	3,594,288	4,389,105	9,335,666
Due after 3 months through 6 months		1,859,650	2,115,659	1,256,829	5,232,138
Due after 6 months through 1 year		1,231,315	1,399,609	1,620,762	4,251,686
Due after 1 year through 3 years		2,057,235	296,017	1,781,538	4,134,790
Thereafter		1,001,200	249,991	—	1,251,191

	~~W~~	7,501,673	7,655,564	9,048,234	24,205,471

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(14)	Debentures
(a)	Debentures as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Debentures in Won	~~W~~	43,725,038	38,213,371
Debentures in foreign currencies		5,456,275	4,372,597

	~~W~~	49,181,313	42,585,968

(b)	Details of debentures in Won as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008			2007
	Face value		Interest rate(%)	Face value	Interest rate(%)
Discounted debentures	~~W~~	660,000	5.17~7.25	1,350,000	4.43~5.18
Compound interest debentures		510,000	5.55~7.83	321,800	5.68
Coupon debentures		35,422,703	4.10~10.75	29,626,691	3.50~7.45
Subordinated debentures		4,439,621	4.56~14.45	4,343,207	5.10~7.70
Hybrid securities		922,469	5.70~7.80	495,033	5.70~7.80
Convertible bond(*)		299,670	3.00	299,670	3.00
Bond with warrants(**)		282,665	3.00	282,665	3.00
Other		735,000	4.97~8.70	1,879,845	4.35~5.25

		43,272,128		38,598,911
Gain on fair value hedge		325,504		(480,820)

		43,597,632		38,118,091
Less: bond discounts		(41,302)		(52,305)
conversion rights adjustments (*)		(1,282)		(23,211)
stock warrants adjustments (**)		(2,026)		(18,907)
Add: premium on redemption of convertible bond (*)		99,001		99,001
premium on redemption of bond with warrants (**)		73,015		73,015
present value premium		—		17,687

	~~W~~	43,725,038		38,213,371

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(14)	Debentures, Continued

(*)	The Consolidated Company recorded conversion right in the amount of ~~W~~1,890 million in capital surplus. As of December 31, 2008, 18,575 shares have been converted and 147,207 shares could be issued upon exercise of conversion right. Details of the convertible bond are as follows:

Conversion period :	From three months after issue date (2003.7.21) to one month before redemption date (2009.1.21)

Stock to be issued :	Common stock with par value of ~~W~~5,000 per share.

Adjustment of conversion price :	The conversion price is adjusted for stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price.

Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.

Conversion price :	~~W~~2,035,704 per share as of December 31, 2008
(**)	The Consolidated Company recorded stock warrants in the amount of ~~W~~4,809 million in capital surplus. As of December 31, 2008, 1,179,249 shares have been issued and 142,157 shares could be issued upon exercise of the warrants. Details of the bond with stock warrants are as follows:

Exercise period of the warrants :	From three months after issue date (2003.8.12) to one month before redemption date (2009.2.12)

Stock to be issued :	Common stock with par value of ~~W~~5,000 per share.

Adjustment of exercise price :	The exercise price is adjusted in case of stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price.

Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.

Payment method for stock :	Cash or bond redemption.

Exercise price :	~~W~~1,988,393 per share as of December 31, 2008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(14)	Debentures, Continued
(c)	Details of debentures in foreign currencies as of December 31, 2008 and 2007 are as follows:

(in millions of Won and thousands of U.S. dollars, except interest rate)
	2008				2007
		Equivalent		Interest		Equivalent		Interest
	U.S. dollars	Won		rate (%)	U.S. dollars	Won		rate (%)
GMTN	$620,037	~~W~~	779,696	2.75~6.88	$2,218,832	~~W~~	2,081,708	4.75~6.88
Hybrid securities	650,000		817,375	5.66~6.82	650,000		609,830	5.66~6.82
Non-guaranteed debentures	1,817,963		2,286,088	3.92~5.80	1,361,500		1,277,359	4.01~7.47
Subordinated debentures	1,100,000		1,383,250	4.50~5.75	400,000		375,280	4.50~6.25

	$4,188,000	~~W~~	5,266,409		$4,630,332	~~W~~	4,344,177

Gain (loss) on fair value hedge			192,941				23,176

			5,459,350				4,367,353
Less: discount			(13,382)				(12,467)
Add: present value premium			10,307				17,711

		~~W~~	5,456,275			~~W~~	4,372,597

(d)	The maturities of debentures as of December 31, 2008 and 2007 were as follows:

(in millions of Won)
	Debentures		Debentures in
At December 31, 2008	in Won		Foreign Currency	Total
Due in 3 months or less	~~W~~	5,485,331	43,778	5,529,109
Due after 3 months through 6 months		4,027,889	168,715	4,196,604
Due after 6 months through 1 year		5,156,056	326,735	5,482,791
Due after 1 year through 3 years		15,214,504	1,935,531	17,150,035
Thereafter		13,713,852	2,984,591	16,698,443

	~~W~~	43,597,632	5,459,350	49,056,982

(*)	~~W~~124,331 million of bond discounts and premium on redemption of debentures excluded.

(in millions of Won)
	Debentures		Debentures in
At December 31, 2007	in Won		Foreign Currency	Total
Due in 3 months or less	~~W~~	3,670,090	144,224	3,814,314
Due after 3 months through 6 months		1,646,980	146,462	1,793,442
Due after 6 months through 1 year		6,761,040	368,985	7,130,025
Due after 1 year through 3 years		13,818,122	1,301,624	15,119,746
Thereafter		12,221,859	2,406,058	14,627,917

	~~W~~	38,118,091	4,367,353	42,485,444

(*)	~~W~~100,524 million of bond discounts and premium on redemption of debentures excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(15)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Estimated liability at beginning of year	~~W~~	478,506	334,880
Net transfer from acquisition and disposal of subsidiaries		2,651	80,462
Adjustment due to foreign exchange rate		235	9
Payments		(97,752)	(59,913)
Retirement benefit payable		—	(25,529)
Transfer to retirement pension		(1,563)	—
Provision (*)		146,846	148,597

Estimated liability at end of year		528,923	478,506
Less: deposit for severance benefit insurance		(146,372)	(142,263)
Less: contribution to National Pension Fund		(1,094)	(1,401)

Ending balance	~~W~~	381,457	334,842

(*)	Includes retirement benefit payment recorded as insurance expense related to employees of Shinhan Life Insurance and SH&C Life Insurance (~~W~~5,448 million in 2008 and ~~W~~4,573 million in 2007).
(16)	Other Liabilities

Other liabilities as of December 31, 2008 and 2007 consisted of the following:

(in millions of Won)
	2008		2007
Allowance for losses on guarantees and acceptances (note 18)	~~W~~	113,768	59,977
Other allowances (note 17)		1,093,357	1,147,696
Borrowings from trust accounts		3,112,977	913,916
Foreign exchange remittances pending		148,681	131,658
Securities sold		9,417	244,380
Accounts payable		6,877,643	5,029,897
Accrued expenses		3,718,311	3,648,129
Income tax payable		632,352	500,470
Dividend payable		3,808	2,945
Advance receipts		76,544	94,333
Unearned revenues		201,012	206,663
Taxes withheld		300,175	306,289
Security deposits received		458,734	446,219
Policy reserves (note 19)		6,548,000	5,731,286
Derivatives liabilities (note 31)		11,703,045	2,314,618
Deferred tax liabilities (note 27)		3,516	379,734
Domestic exchange remittances pending		3,499,893	1,175,340
Other		3,504,922	3,969,136

	~~W~~	42,006,155	26,302,686

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(17)	Other Allowances

Other allowances as of December 31, 2008 and 2007 consisted of the following:

(in millions of Won)
	2008		2007
Allowance for unused credit commitments	~~W~~	736,874	798,818
Allowance for bonus card points program		246,791	213,088
Allowance for expected loss related to tax inspection		4,195	4,512
Allowance for expected loss related to litigation		57,034	28,627
Allowance related to escheated funds		8,009	51,311
Other		40,454	51,340

	~~W~~	1,093,357	1,147,696

(18)	Guarantees and Acceptances
(a)	The guarantees and acceptances as of December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Guarantees and acceptances outstanding
Guarantees and acceptances in Won:
Performance guarantees	~~W~~	1,070,838	2,583,486
Credit-linked derivatives		28,755	622,355
Guarantees on loan collateral		106,727	87,427
Financial guarantees		5,446	7,765
Guarantees on debentures		116,886	1,354
Guarantees on electronic payments		380,895	—
Guarantees on letter of credit		5,274	6,647

		1,714,821	3,309,034

Guarantees and acceptances in foreign currencies:
Performance guarantees		5,364,069	2,532,767
Financial guarantees		608,565	187,710
Acceptances on letter of credit		472,859	325,576
Credit-linked derivatives		—	197,022
Acceptances for letters of guarantee for importers		71,046	124,417

		6,516,539	3,367,492

Contingent guarantees and acceptances
Letters of credit		3,008,868	3,489,551
Performance guarantees		4,978,090	3,547,919
Financial guarantees		—	430

		7,986,958	7,037,900

	~~W~~	16,218,318	13,714,426

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(18)	Guarantees and Acceptances, Continued
(b)	Guarantees and acceptances classified by country as of December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	1,714,821	100.00	6,239,299	95.74	7,937,075	99.38
U.S.A.		—	—	55,344	0.85	21,639	0.27
Japan		—	—	21,610	0.33	1,314	0.02
U.K.		—	—	9,225	0.14	—	—
China		—	—	16,317	0.25	11,426	0.14
Vietnam		—	—	13,440	0.21	5,305	0.07
Other		—	—	161,304	2.48	10,199	0.12

	~~W~~	1,714,821	100.00	6,516,539	100.00	7,986,958	100.00

(in millions of Won)
	2007
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	3,309,034	100.00	3,051,872	90.63	6,925,608	98.40
U.S.A.		—	—	54,427	1.62	25,418	0.36
Japan		—	—	17,707	0.53	12,898	0.18
U.K.		—	—	8,971	0.27	6,973	0.10
China		—	—	10,152	0.30	22,594	0.32
Vietnam		—	—	17,049	0.51	7,109	0.10
Other		—	—	207,314	6.14	37,300	0.54

	~~W~~	3,309,034	100.00	3,367,492	100.00	7,037,900	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(18)	Guarantees and Acceptances, Continued
(c)	Guarantees and acceptances classified by consumer as of December 31, 2008 and 2007 were as follows:

(in millions of Won)
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
At December 31, 2008	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	1,714,821	100.00	6,516,539	100.00	7,986,958	100.00

(in millions of Won)
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
At December 31, 2007	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	3,309,034	100.00	3,367,492	100.00	7,037,900	100.00

(d)	The allowance for losses on guarantees and acceptances as of December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total

Guarantees and acceptances outstanding:

Balance	~~W~~	8,027,860	153,763	42,684	688	6,365	8,231,360
Allowances		43,789	16,795	8,598	440	6,365	75,987

Ratio (%)		0.55	10.92	20.14	63.95	100.00	0.92

Contingent guarantees and acceptances:

Balance	~~W~~	7,798,291	69,968	111,424	1,042	6,233	7,986,958
Allowances		17,830	2,941	10,496	150	6,233	37,650

Ratio (%)		0.23	4.20	9.42	14.40	100.00	0.47

Total

Balance	~~W~~	15,826,151	223,731	154,108	1,730	12,598	16,218,318
Allowances		61,619	19,736	19,094	590	12,598	113,637

Ratio (%)		0.39	8.82	12.39	34.10	100.00	0.70

(*)	~~W~~131 million of allowance for endorsed bills excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(18)	Guarantees and Acceptances, Continued

	(in millions of Won)
	2007
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total
Guarantees and acceptances outstanding:
Balance	~~W~~	6,662,304	9,835	1,313	—	3,074	6,676,526
Allowances		36,758	647	176	—	3,074	40,655

Ratio (%)		0.55	6.58	13.40	—	100.00	0.61

Contingent guarantees and acceptances:
Balance	~~W~~	7,020,529	9,422	452	1,836	5,661	7,037,900
Allowances		12,340	552	48	310	5,661	18,911

Ratio (%)		0.18	5.86	10.62	16.88	100.00	0.27

Total
Balance	~~W~~	13,682,833	19,257	1,765	1,836	8,735	13,714,426
Allowances		49,098	1,199	224	310	8,735	59,566

Ratio (%)		0.36	6.23	12.69	16.88	100.00	0.43

(*)	~~W~~411 million of allowance for endorsed bills excluded.
(e)	As of December 31, 2008, 2007 and 2006, allowance ratios to guarantees and acceptances were as follows:

	(in millions of Won)
	2008		2007	2006
Guarantees and acceptances	~~W~~	16,218,318	13,714,426	6,888,593
Allowances for loss on guarantees and acceptances		113,637	59,566	51,631

Ratio (%)		0.70%	0.43%	0.75%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(19)	Policy Reserves

As of December 31, 2008 and 2007, details of policy reserves provided by insurance type were as follows:

	(in millions of Won)
	2008				2007
	Individual		Group	Total	Individual	Group	Total
Premium reserve	~~W~~	6,125,446	62,213	6,187,659	5,380,349	66,789	5,447,138
Unearned premium reserve		1,334	1,775	3,109	2,020	1,069	3,089
Reserve for outstanding claims		302,075	35,711	337,786	228,724	32,865	261,589
Reserve for participating policyholders’ dividends		21,497	29	21,526	20,833	66	20,899
Dividend reserve for policyholders’ income participation		—	—	—	109	—	109
Reserve for reinsurance premium		(2,046)	(34)	(2,080)	(1,504)	(34)	(1,538)

	~~W~~	6,448,306	99,694	6,548,000	5,630,531	100,755	5,731,286

(20)	Pledged Assets

Assets pledged as collateral as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
Accounts	2008		2007	Pledged for
Due from banks	~~W~~	114,205	62,269	Credit card loans and beneficiary certificates
Available-for-sale securities		13,168,760	8,987,041	Borrowings, derivatives trading
Land and buildings		163,061	123,817	Borrowings

	~~W~~	13,446,026	9,173,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(21)	Insured assets

Details of insured assets as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
Assets insured	2008		2007
Cash	~~W~~	17,750	18,057
Property and equipment used in operations		1,264,162	1,465,015
Fire Insurance		336,412	324,667

	~~W~~	1,618,324	1,807,739

In addition, the Consolidated Company maintains vehicle insurance, management indemnity insurance, workers’ compensation insurance and other insurance policies covering loss and liability arising from accidents.

(22)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of December 31, 2008 and 2007 were as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2008	2007	2008		2007
Assets:
Cash and due from banks	$2,254,127	1,614,631	~~W~~	2,834,564	1,514,849
Securities	1,979,473	1,825,685		2,489,187	1,712,859
Loans	15,336,858	17,219,964		19,286,098	16,155,768
Other assets	2,501,779	2,499,742		3,145,987	2,345,259

	$22,072,237	23,160,022	~~W~~	27,755,836	21,728,735

Liabilities:
Deposits	$6,894,662	5,804,284	~~W~~	8,670,037	5,445,578
Borrowings	9,514,704	10,740,496		11,964,740	10,076,730
Debentures	4,341,431	4,655,034		5,459,350	4,367,353
Other liabilities	2,231,394	2,156,981		2,805,979	2,023,680

	$22,982,191	23,356,795	~~W~~	28,900,106	21,913,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(23)	Capital Stock
(a)	Details of preferred stocks issued as of December 31, 2008 were as follows:

	Number of	Predetermined
	shares	dividend rate (%) (*)	Redeemable period
Redeemable preferred stock:

Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	47,690,251

Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	62,411,251

(*)	Based on initial issuance price

(**)	Shinhan Financial Group maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(***)	Details with respect to the conversion right are as follows:

Conversion period	:	January 26, 2008 — January 25, 2012
Conversion ratio	:	One common stock per one preferred stock
Conversion price	:	~~W~~57,806
The following redeemable preferred stocks were redeemed as of December 31, 2008. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	(in millions of Won, except shares)
	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,023
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		33,883,710	1,408,511

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(23)	Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except shares)
	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2007	421,334,783	~~W~~	1,907,838	262,920
Issuance of preferred stocks	43,711,000		—	218,555
Repayment of preferred stocks	(9,316,792)		—	—
Acquisition of LG Card Co., Ltd. through share exchange (note 4)	14,631,973		73,160	—

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475

Repayment of preferred stocks	(11,750,126)		—	—

Balance at December 31, 2008	458,610,838	~~W~~	1,980,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except shares and price per share)
	Number of		Redemption price
December 31, 2008	shares	Redemption date	per share		Redemption amount
Series 3 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 19, 2008		150,009		365,023

	11,750,126				~~W~~	537,835

	Number of		Redemption price
December 31, 2007	shares	Redemption date	per share		Redemption amount
Series 2 redeemable preferred stock	9,316,792	August 20, 2007	~~W~~	18,548	~~W~~	172,812

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(24)	Capital Adjustments

Capital adjustments as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Treasury stock	~~W~~	(28)	(28)
Other		(432,859)	(413,161)

	~~W~~	(432,887)	(413,189)

(a)	Share-Based Payment
1)	Details of cash-settled share-based payment granted as of December 31, 2008 were as follows:

	1st grant		2nd grant		3rd grant		4th grant
Grant date	May 22, 2002		May 15, 2003		March 25, 2004		March 30, 2005
Exercise price in Won	~~W~~	18,910	~~W~~	11,800	~~W~~	21,595	~~W~~	W28,006
Number of shares granted		1,004,200		1,156,300		1,301,600		2,695,200
Vesting period	Within four		Within four		Within three		Within four
	years after		years after		years after		years after
	two years		two years		two years		three years
	from grant date		from grant date		from grant date		from grant date

Changes in number of shares granted:
Balance at January 1, 2008		292,851		426,255		716,039		2,369,031
Exercised		292,851		261,002		439,416		385,773
Balance at December 31, 2008		—		165,253		276,623		1,983,258
Exercisable at December 31, 2008		—		165,253		276,623		1,983,258

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(24)	Capital Adjustments, Continued
2)	Details of share-based payments for which Shinhan Financial Group has the option of cash or equity settlement as of December 31, 2008 were as follows:

		5th grant		6th grant		7th grant
Grant date		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in Won	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		3,296,200		1,301,050		808,700
Vesting period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Terms:
Service period		Two years from grant date		Two years from grant date		Two years from grant date
Market performance
Management		Increase rate of stock price and target ROE		Increase rate of stock price and target ROE		Increase rate of stock price and target ROE
Employee		Net income for three years		Achievement of annual target ROE for three consecutive years		—
Changes in number of shares granted:
Outstanding at January 1, 2008		2,788,698		1,167,300		—
Granted		—		—		808,700
Canceled or forfeited		22,960		9,402		105,840
Exercised		—		—		—
Outstanding at December 31, 2008		2,765,738		1,157,898		702,860
Exercisable at December 31, 2008		—		—		—
Assumptions used to determine the fair value of options:
Risk-free interest rate		—		3.35%		3.53%
Expected exercise period		—		3.2 years		4.2 years
Expected stock price volatility		—		34.83%		32.80%
Expected dividend yield		—		1.99%		2.35%
Weighted average fair value		—		Management : ~~W~~2,391 Employee : ~~W~~2,529		Management : ~~W~~3,728
The Consolidated Company has the option to settle cash or equity in respect to share-based payments. For the fifth grant, the Consolidated Company recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth and seventh grant, the Consolidated Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(24)	Capital Adjustments, Continued
The fair value of options with performance conditions are calculated using the Monte Carlo simulation and Partial Differential Equation (PDE) Solution model. Effective January 1, 2008, the Consolidated Company modified its valuation model for options with market conditions (based on return on equity) from the Black-Scholes model to the PDE Solution Model for a more reasonable measurement of fair value of options with market conditions. In addition, in estimating weighted-average volatility, the Consolidated Company applied the average volatility based on individual stock price. The Consolidated Company applied these changes in methodology prospectively as it is considered a change of accounting estimate.
3)	Changes in stock compensation costs for the year ended December 31, 2008 were as follows:

		(in millions of Won)

Stock		Employee of
options		Shinhan
granted	Stock compensation cost	Financial Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	5,401	20,553	25,954
	Incurred during the period		32	(77)	(45)
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		8,040	29,269	37,309
	Incurred during the period		(737)	(5,017)	(5,754)
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		9,526	29,926	39,452
	Incurred during the period		(1,367)	(8,957)	(10,324)
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		9,138	51,232	60,370
	Incurred during the period		(7,764)	(38,715)	(46,479)
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		5,984	30,911	36,895
	Incurred during the period		(5,984)	(30,911)	(36,895)
	To be recorded in subsequent periods		—	—	—

6th	Recorded at beginning of the period		586	2,965	3,551
	Incurred during the period		(158)	(852)	(1,010)
	To be recorded in subsequent periods		52	215	267

7th	Recorded at beginning of the period		—	—	—
	Incurred during the period		183	885	1,068
	To be recorded in subsequent periods		281	1,272	1,553

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(25)	Accumulated Other Comprehensive Income
(a)	Consolidated accumulated other comprehensive income as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Unrealized gain on available-for-sale securities	~~W~~	176,555	1,525,902
Unrealized holding gain on equity method investment securities		12,856	6,631
Unrealized holding loss from equity method investment securities		(24,852)	(34,075)
Cumulative effects of foreign currency translation adjustments		130,130	(25,329)
Gain(loss) from effective portion of changes in fair value of cash flow hedges		(52,356)	4,133

	~~W~~	242,333	1,477,262

(b)	Comprehensive income for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Net income	~~W~~	2,025,662	2,489,998
Other comprehensive income
Unrealized gain(loss) on available-for-sale securities		(1,345,979)	138,410
Change in unrealized holding gain on equity method investment securities		6,225	4,209
Change in unrealized holding loss from equity method investment securities		9,206	101
Cumulative effects of foreign currency translation adjustments		155,459	6,063
Valuation gain (loss) from derivatives		(56,489)	5,301

Comprehensive income		794,084	2,644,082

Comprehensive income — majority interest		783,698	2,550,306
Comprehensive income — minority interest		10,386	93,776

	~~W~~	794,084	2,644,082

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(26)	General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	Won
	2008		2007
Salaries and wages	~~W~~	1,247,737	1,417,990
Provision for retirement and severance benefits		141,398	144,023
Retirement and severance benefits paid due to early retirement		85,965	140,838
Other employee benefits		465,478	542,553
Rental		177,872	163,926
Entertainment		24,528	24,372
Depreciation		291,038	303,397
Amortization		514,851	404,067
Tax and dues		182,119	171,227
Advertising		177,930	170,256
Other		603,577	516,972

	~~W~~	3,912,493	3,999,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(27)	Income Taxes
(a)	The Consolidated Company is subject to income taxes based on taxable income, which result in the nominal tax rate of 27.5%. The components of income tax expense for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)

	2008		2007
Current income tax expense	~~W~~	984,579	950,633
Changes in temporary difference		(741,462)	(182,338)
Income tax expense included in stockholders’ equity		552,932	(56,475)
Change in net operating loss		172,499	(162,805)

	~~W~~	968,548	549,015

(b)	Reconciliation of income before income taxes for financial reporting purposes and income tax expense for the years ended December 31, 2008 and 2007 are as follows:

	(in millions of Won)

	2008		2007
Income before income taxes	~~W~~	2,993,846	3,913,114
Expense for income taxes at normal tax rates		835,920	1,076,372
Adjustments:
Non taxable income		(130,367)	(30,105)
Non deductible expense		156,914	146,288
Tax credit		(15,977)	(9,152)
Changes in statutory tax rate		167,206	—
Changes in probability of temporary differences		(67,246)	(425,853)
Other		28,349	(183,620)
Income tax return		(6,251)	(24,915)

Income tax expense	~~W~~	968,548	549,015

Effective tax rate		32.35%	14.03%

(c)	The deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2008 are as follows:

	(in millions of Won)

	Temporary		Deferred tax
	difference		asset(liability)
Unrealized gain on available-for-sale securities, net	~~W~~	(2,210,974)	541,174
Gain (loss) from effective portion of changes in fair value of cash flow hedges		(70,790)	16,300
Unrealized holding loss on equity method investments securities, net		20,654	(4,542)

	~~W~~	(2,261,110)	552,932

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(27)	Income Taxes, Continued
(d)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)

	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:
Securities	~~W~~	45,666	355,467	120,331	280,802
Impairment loss on securities		1,270,435	796,693	654,506	1,412,622
Allowance for losses on guarantees and acceptances		72,004	122,425	64,869	129,560
Retirement and severance benefits		304,908	103,784	67,630	341,062
Restructured loans		1,103	—	1,101	2
Provision for loan losses		135,052	176,855	142,612	169,295
Other allowances		823,517	865,374	859,733	829,158
Other		1,538,274	1,362,750	618,197	2,282,827

		4,190,959	3,783,348	2,528,979	5,445,328

Taxable temporary differences:
Accrued income		503,826	283,153	492,862	294,117
Securities		2,314,099	293,647	2,287,628	320,118
Unrealized gain on securities		200,814	285,661	45,588	440,887
Group retirement and severance benefits		298,075	104,489	62,906	339,658
Other		418,555	767,054	293,488	892,121

		3,735,369	1,734,004	3,182,472	2,286,901

Net		455,590			3,158,427

Unrealizable temporary differences (*)		(265,501)			256,565

Realizable temporary differences		190,089			3,414,992
Tax effect of cumulative temporary difference		52,274			767,935
Tax effect of cumulative temporary differences in overseas subsidiaries		1,498			6,262
Tax effects of tax loss carryforwards		156,150			3,454

Net deferred tax assets(liability)	~~W~~	209,922			777,651

(*)	Unrealizable temporary differences consist of ~~W~~7,627 million for the Consolidated Company, ~~W~~(265,902) million for Shinhan Bank, ~~W~~1,676 million for Good Morning Shinhan Securities, ~~W~~(310) million for Shinhan Capital and ~~W~~344 million for Shinhan PE.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(27)	Income Taxes, Continued

				(in millions of Won)
	2007
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:
Securities	~~W~~	14,715	30,951	—	45,666
Impairment loss on securities		222,753	922,662	—	1,145,415
Retirement and severance benefits		202,284	37,419	—	239,703
Provision for loan losses		27,065	107,985	—	135,050
Other allowances		328,952	709,013	—	1,037,965
Stock compensation costs		10,060	—	9,866	194
Restructured loans		787	316	—	1,103
Allowance for losses on guarantees and acceptances		51,825	8,215	—	60,040
Other		3,157,457	—	1,697,049	1,460,408

		4,015,898	1,816,561	1,706,915	4,125,544

Taxable temporary differences:
Securities		2,148,953	206,646	—	2,355,599
Unrealized gain on securities		40,305	175,996	—	216,301
Accrued income		320,557	163,795	—	484,352
Group retirement and severance benefits		6,124	221,547	—	227,671
Other		2,153,899	—	1,767,868	386,031

		4,669,838	767,984	1,767,868	3,669,954

Net		(653,940)			455,590

Unrealizable temporary differences (*)		(53,857)			(265,501)

Realizable temporary differences		(707,797)			190,089
Tax effect of cumulative temporary difference		(194,644)			52,274
Tax effect of cumulative temporary differences in overseas subsidiaries		1,399			1,498
Tax effects of tax loss carryforwards		307			156,150

Net deferred tax assets(liability)	~~W~~	(192,938)			209,922

(*)	Unrealizable temporary differences consist of ~~W~~8,987 million for the Consolidated Company, ~~W~~(48,906) million for Shinhan Bank, ~~W~~306,405 million for Shinhan Card, ~~W~~256 million for Good Morning Shinhan Securities and ~~W~~(1,241) million for Shinhan Capital.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(28)	Earnings Per Share
(a)	Basic Earnings per Share

Earnings per common share were calculated by dividing net income by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended December 31, 2008 and 2007 were computed as follows:

	(in millions of Won, except shares)
	2008		2007
Net income	~~W~~	2,018,627	2,396,377
Dividends on preferred stock		249,319	267,539

Ordinary income available for common stock		1,769,308	2,128,838
Weighted average number of shares outstanding(*1)		396,199,058	382,730,606

Earnings per share in Won	~~W~~	4,466	5,562

(*1)	Weighted average number of common shares outstanding for the years ended December 31, 2008 and 2007 were as follows:

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	366	145,009,048,842
Effect of treasury stock held	(529)	366	(193,614)

Outstanding at December 31, 2008	396,199,058		145,008,855,228

			366

			396,199,058

	2007
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2007	374,437,647	365	136,669,741,155
Common stock issued	14,631,973	102	1,492,461,246
Disposition of treasury stocks	7,129,967	—	1,534,522,884
Acquisition of treasury stocks	(529)	102	(53,958)

Outstanding at December 31, 2007	396,199,058		139,696,671,327

			365

			382,730,606

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(28)	Earnings Per Share, Continued
(b)	Diluted Earnings per Share

Details of diluted earnings per share for the years ended December 31, 2008 and 2007 are as follows:

	(in millions of Won, except shares)
	2008		2007
Ordinary income available for common stock	~~W~~	1,769,308	2,128,838
Plus: dividends on redeemable convertible preferred stock		27,656	25,762
Diluted ordinary income and net earnings		1,796,964	2,154,600
Weighted average number of common shares outstanding and common equivalent shares(*1)		411,306,840	397,242,050

Diluted earnings per share in Won	~~W~~	4,369	5,424

(*1)	Weighted average number of common shares outstanding and common equivalent shares for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Weighted average number of shares outstanding(basic)	396,199,058	382,730,606
Effect of conversion of convertible redeemable preferred stock	14,721,000	13,753,044
Effect of stock opton on issue	386,782	758,400

Weighted average number of shares outstanding(diluted)	411,306,840	397,242,050

(c)	Securities Applicable to Common Shares

	Exercise period	Exercisable Shares
6th Stock options	March 21, 2010 - March 20, 2014	1,157,898
7th Stock options	March 20, 2011 - March 19, 2015	702,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(29)	Dividends
(a)	Dividends for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	2008
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		396,199,587	62,411,251	458,610,838
Shares excluded (*)		529	—	529

Total number of shares outstanding		396,199,058	62,411,251	458,610,309
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	—	3,925(78.51%)	534(10.68%)

Dividends	~~W~~	—	244,987	244,987

(*)	Dividends on shares held by subsidiaries as of December 31, 2008 were not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

		(in millions of Won, except per share)
	Number of	Dividends per share	Dividend rate
	shares	in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 4	9,316,792	730.674	14.61	6,807
Series 5	9,316,793	730.674	14.61	6,807
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.574	27,657

	62,411,251			244,987

	(in millions of Won, except per share)
	2007
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		396,199,587	74,161,377	470,360,964
Shares excluded (*)		529	—	529

Total number of shares outstanding		396,199,058	74,161,377	470,360,435
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	3,558(71.16%)	1,319(26.38%)

Dividends	~~W~~	356,580	263,862	620,442

(*)	Dividends on shares held by subsidiaries as of December 31, 2007 were not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(29)	Dividends, Continued

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

		(in millions of Won, except per share)
	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 3	9,316,792	730.674	14.61	6,807
Series 4	9,316,792	730.674	14.61	6,807
Series 5	9,316,793	730.674	14.61	6,808
Series 7	2,433,334	11,190	223.80	27,229
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	6,539.726	130.79	189,587
Series 11	14,721,000	1,755.164	35.10	25,838

	74,161,377			263,862

(b)	Payout ratios for the years ended December 31, 2008 and 2007 were calculated as follows:

					(in millions of Won, except payout ratio)
	2008				2007
	Common stocks		Preferred stocks	Total	Common stocks	Preferred stocks	Total
Dividends in Won	~~W~~	—	244,987	244,987	356,580	263,862	620,442
Net earnings in Won	~~W~~	1,773,640	244,987	2,018,627	2,132,515	263,862	2,396,377

Payout ratios (%)		—		12.14	16.72		25.89

(c)	Dividend yields on common shares for the years ended December 31, 2008 and 2007 were calculated as follows:

	(in Won, except dividends yields)
	2008		2007
Dividends per share in Won	~~W~~	—	900
Average stock price in Won at the balance sheet date(*)	~~W~~	—	53,900

Dividends yields (%)		—	1.67

(*)	In accordance with former Securities and Exchange Act, stock price is the average of the quote prices during the week ending two days prior to the record date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(30)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won))
	2008		2007
Reclassification of advance payment to equity method investment securities related to acquisition of former LG Card Co., Ltd.	~~W~~	—-	519,254
Acquisition of former LG Card Co., Ltd. shares through share exchange		—	844,265
Changes in other comprehensive income of subsidiaries		1,234,929	153,929
Changes in retained earnings of subsidiaries		20,589	2,527
(31)	Derivatives
(a)	Details of unsettled derivative instruments as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Trading		Hedge	Total
Currency related:
Forwards	~~W~~	62,812,242	36,472	62,848,714
Futures		50,544	—	50,544
Swap		31,949,697	468,911	32,418,608
Options bought		14,516,713	—	14,516,713
Options sold		8,339,285	—	8,339,285

		117,668,481	505,383	118,173,864

Interest rate related:
Futures sold		22,522	—	22,522
Futures bought		1,131,750	—	1,131,750
Options bought		7,869,411	—	7,869,411
Options sold		5,231,200	—	5,231,200
Swap		104,648,760	13,703,448	118,352,208
Interest futures		542,615	—	542,615

		119,446,258	13,703,448	133,149,706

Stock price index related:
Futures		177,070	—	177,070
Options bought		1,199,450	—	1,199,450
Options sold		893,551	—	893,551
Swap		2,363,015	—	2,363,015

		4,633,086	—	4,633,086

Stock related:
Futures		194,792	—	194,792
Swap		97,538	—	97,538
Options		360,719	—	360,719

		653,049	—	653,049

Other:
Swap		77,000	—	77,000
Other		713,177	—	713,177

		790,177	—	790,177

	~~W~~	243,191,051	14,208,831	257,399,882

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(31)	Derivatives, Continued

	(in millions of Won)
	2007
	Trading		Hedge	Total

Currency related:
Forwards	~~W~~	60,033,299	11,858	60,045,157
Futures		45,972	—	45,972
Swap		22,545,785	527,397	23,073,182
Options bought		16,742,964	—	16,742,964
Options sold		11,962,045	—	11,962,045

		111,330,065	539,255	111,869,320

Interest rate related:
Futures sold		254,040	—	254,040
Futures bought		10,585	—	10,585
Options bought		3,966,600	1,165,000	5,131,600
Swap		82,321,711	11,705,119	94,026,830
Interest futures		847	—	847

		86,553,783	12,870,119	99,423,902

Stock price index related:
Futures		22,622	—	22,622
Options bought		507,523	—	507,523
Options sold		309,470	—	309,470
Swap		1,697,892	—	1,697,892

		2,537,507	—	2,537,507

Stock related:
Bought		347,918	—	347,918
Sold		111,891	—	111,891

		459,809	—	459,809

Commodity related:
Swap and forwards		245,293	—	245,293

	~~W~~	201,126,457	13,409,374	214,535,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(31)	Derivatives, Continued
(b)	Valuation on trading and hedging derivative instruments as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities

Currency related:
Forwards	~~W~~	2,006,786	(2,493)	2,004,293	5,558,660	3,542,125
Swap		(2,558,679)	(29,302)	(2,587,981)	2,168,068	4,305,073
Options bought		1,561,030	—	1,561,030	1,810,906	67,305
Options sold		(835,743)	—	(835,743)	24,731	908,047

		173,394	(31,795)	141,599	9,562,365	8,822,550

Interest rate related:
Options bought		32,342	—	32,342	92,344	—
Options sold		(48,794)	—	(48,794)	—	99,951
Swap		(496,977)	907,174	410,197	2,045,389	2,233,722
Futures		(662)	—	(662)	—	—

		(514,091)	907,174	393,083	2,137,733	2,333,673

Stock price index related:
Futures		933	—	933	—	—
Options bought		7,560	—	7,560	117,028	—
Options sold		(68,538)	—	(68,538)	—	99,336
Swap		69,759	—	69,759	406,540	332,877

		9,714	—	9,714	523,568	432,213

Stock related:
Options bought		36,318	(675)	35,643	67,314	—
Options sold		1,614	—	1,614	—	3,116
Options		(6)	—	(6)	—	—
Swap		(31,710)	—	(31,710)	—	35,326

		6,216	(675)	5,541	67,314	38,442

Other:
Commodity related Swap		(465)	—	(465)	1,874	2,078
Options bought		—	—	—	35,222	35,222
Options sold		(38,867)	—	(38,867)	—	38,867
Futures		10,681	—	10,681	10,681	—

		(28,651)	—	(28,651)	47,777	76,167

	~~W~~	(353,418)	874,704	521,286	12,338,757	11,703,045

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(31)	Derivatives, Continued

	(in millions of Won)
	2007
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities

Currency related:

Forwards	~~W~~	82,087	(574)	81,513	521,763	505,518
Swap		20,830	5,196	26,026	536,748	262,674
Options		53,166	—	53,166	169,709	180,503

		156,083	4,622	160,705	1,228,220	948,695

Interest rate related:

Options		1,151	—	1,151	29,425	24,468
Swap		(100,359)	(304,538)	(404,897)	607,661	1,208,941
Futures		60	—	60	—	—

		(99,148)	(304,538)	(403,686)	637,086	1,233,409

Stock price index related:

Futures		106	—	106	—	—
Options bought		(7,038)	—	(7,038)	16,975	—
Options sold		3,735	—	3,735	—	7,158
Swap		1,039	—	1,039	97,366	98,283

		(2,158)	—	(2,158)	114,341	105,441

Stock related:

Options bought		(1,640)	—	(1,640)	26,991	—
Options sold		(2,440)	—	(2,440)	4,323	3,432
Swap		1,821	—	1,821	3,351	3,729
Options		4,714	—	4,714	20,004	13,230

		2,455	—	2,455	54,669	20,391

Other:

Commodity related		8,055	—	8,055	8,055	—
Options bought		525	—	525	525	—
Options sold		(449)	—	(449)	9,920	547
Forwards		229	(49)	180	6,316	6,135

		8,360	(49)	8,311	24,816	6,682

	~~W~~	65,592	(299,965)	(234,373)	2,059,132	2,314,618

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(32)	Commitments and Contingencies
(a)	Guarantees and acceptances and commitments as of December 31, 2008 were as follows:

(in millions of Won)

Guarantees and acceptances outstanding	~~W~~	8,231,360
Contingent guarantees and acceptances		7,986,958
Commitments		125,871,394
Endorsed bills		14,872,121
Insurance contracts		63,476,237
(b)	The Consolidated Company pledged a note amounting to ~~W~~734 million to financial institutions as collateral for borrowings.

(c)	As of December 31, 2008, the Consolidated Company was involved in pending lawsuits as a defendant (total claim amount : W269,888 million). As of December 31, 2008, the Consolidated Company recorded a provision of W57,034 million with respect to these lawsuits in other liabilities. Management is of the opinion that the foregoing lawsuits and claims will not have a material adverse effect on the Consolidated Company’s financial position, operating results or cash flows.

(d)	As of December 31, 2008, Shinhan Bank and Jeju Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets for a total amount of W3,528,067 million. Additional losses might be recorded based upon the results of future operations of these guaranteed trust accounts.

(e)	Credit-linked derivatives

Details of credit-linked derivatives held by Shinhan Bank as of December 31, 2008 were as follows:

	(in millions of Won)
	Credit Guarantee Contracts Sold
	Overseas	Domestic	Total
Credit Default Swap	50,300	—	50,300
KTB Swap	—	28,755	28,755
CDS on CDO	37,725	—	37,725

Total	88,025	28,755	116,780

With regard to guarantee contracts sold, Shinhan Bank accepts risk of loss due to the credit risk of the respective reference entity.

(f)	Potential recovery of bad debts

The Consolidated Company has receivables which were written-off as they were deemed to be uncollectible. However, for certain receivables, the Consolidated Company still retains the legal right for recovery under Commercial Law as the receivables have not been repaid or legally terminated. As of December 31, 2008 and 2007, such receivables amounted to W3,472,712 million and W3,342,872 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(32)	Commitments and Contingencies, Continued
(g)	Shinhan Card established a USD 2,000,000 thousand Euro-Medium Term Note Programme on April 7, 2008. As of December 31, 2008, Shinhan Card has not issued a bond in connection to the Euro-Medium Term Note Programme.

(h)	As of December 31, 2008, Good Morning Shinhan Securities entered into a guarantee contract with Franklin Templeton Investment Trust Management Co., Ltd. to provide for contingent losses that may result from beneficiary certificates including guaranteed bonds issued by financially troubled companies, such as the Daewoo Group. Good Morning Shinhan Securities’ time deposit of ~~W~~1,834 million was pledged as collateral to Franklin Templeton Investment Trust Management Co., Ltd. for the potential losses.

(i)	Good Morning Shinhan Securities entered into a credit default swap with Good Invest 2nd, an SPC. The CDS requires Good Morning Shinhan Securities to acquire common stocks of Daewoo Engineering and Constructions, Inc. at ~~W~~57 billion in the event of underlying asset’s credit default.

(j)	Contingency gain from lawsuit against Samsung Motors Co., Ltd.

On September 1999, the creditors of Samsung Motors Co., Ltd., 14 financial institutions including Shinhan Bank, received 3.5 million non-listed shares of Samsung Life Insurance valued at ~~W~~700,000 per share, under an agreement that the shares would be listed by the end of 2000, in lieu of the debt outstanding when Samsung Motors Co., Ltd. went into court receivership. If the proceeds from disposal of the shares were less than ~~W~~2,450 billion, Samsung Group was to reimburse the shortage by investing in the creditors’ equity or buying subordinated bonds issued by the creditors. Otherwise, Samsung Group was to make repayment of principal and interest based on the bank’s delinquent interest rate.

On December 9, 2005, Shinhan Bank, with the other creditors, filed a lawsuit against Samsung Group CEO Gun-hee, Lee and 28 Samsung affiliates for violation of the agreement as the listing of Samsung Life Insurance never took place and claimed payment of ~~W~~2,450 billion in principal and ~~W~~2.28 billion in interest. The Seoul Central District Court ruled in favor of the creditors on January 31, 2008. Per the ruling, Samsung Group is to reimburse 2.3 million in shares, not the original 3.5 million as one of the creditors sold the difference and the delinquent interest rate is to be reduced from the 19% demanded by creditors to 6% in accordance with the Commercial Law.

However, the final decision of the lawsuit and the effects to the consolidated financial statements can not be reasonably estimated as Samsung Group may appeal.

(k)	The effects of the sub-prime mortgage crisis

As of December 31, 2008, the sub-prime mortgage crisis in the U.S. and the resulting credit crunch worldwide resulted in impairment losses on financial instruments related to sub-prime mortgage securities. Further losses due to this global financial crisis are expected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2008 and 2007 were as follows:

(In millions of Won)
Revenue earned	Expense incurred	Account	2008		2007
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	7,329	26,454
”	”	Fee and commission income		90,911	—
”	SH Asset Management	Fee and commission income		178	—
”	Good Morning Shinhan Securities	Interest income		9,290	9,315
”	”	Fee and commission income		9,266	—
”	Shinhan Life Insurance	Fee and commission income		13,542	—
”	Shinhan Data System	Fee and commission income		94	—
”	Shinhan Capital	Interest income		53,877	30,152
”	”	Fee and commission income		1,354	—
”	Jeju Bank	Fee and commission income		962	—
”	Shinhan Credit Information	Fee and commission income		143	—
”	Shinhan Card	Interest income		53,310	7,613
”	”	Fee and commission income		18,825	—
”	Shinhan PE	Interest income		425	140
”	”	Fee and commission income		14	—
”	Shinhan BNP Paribas ITMC	Fee and commission income		192	—
”	SH&C Life Insurance	Interest income		12	—
”	”	Fee and commission income		232	—
”	Shinhan Macquarie	Fee and commission income		59	—
Shinhan Bank	Shinhan Financial Group	Rental income		735	38
”	Shinhan Card	Interest income		5,093	21,196
”	”	Fee and commission income		117,324	37,198
”	”	Rental income		3,006	1,124
”	”	Gain on derivatives		22,452	2,739
”	Good Morning Shinhan Securities	Interest income		1,104	892
”	”	Rental income		1,315	1,154
”	”	Gain on derivatives		4,174	220
”	Shinhan Life Insurance	Interest income		7,032	4,998
”	”	Fee and commission income		14,857	10,903
”	”	Rental income		4,349	3,743
”	”	Gain on derivatives		29,703	2,732
”	Shinhan Capital	Interest income		10	41
”	”	Fee and commission income		8	40
”	”	Rental income		792	672
”	”	Gain on derivatives		1,730	489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

(In millions of Won)
Revenue earned	Expense incurred	Account	2008		2007
Shinhan Bank	Jeju Bank	Interest income	~~W~~	764	85
”	Shinhan Credit Information	Rental income		147	154
”	Shinhan PE	Fee and commission income		131	—
”	Shinhan BNP Paribas ITMC	Fee and commission income		381	568
”	”	Rental income		1	—
”	SH&C Life Insurance	Fee and commission income		22,633	27,048
”	Shinhan Macquarie	Fee and commission income		2,000	—
”	Shinhan Bank (Trust)	Fees and commission from trust account		75,205	83,302
”	”	Fee and commission income		11	—
”	SH Asset Management	Fee and commission income		9	—
”	Shinhan Data System	Rental income		132	—
”	Shinhan Asia	Interest income		—	2,151
”	Shinhan Bank America	Interest income		1,333	3,367
”	Shinhan Europe	Interest income		540	2,181
”	Shinhan China	Interest income		483	—
Shinhan Bank (Trust)	Shinhan Bank	Interest income		73,724	55,421
SH Asset Management	Shinhan Bank	Interest income		970	1,080
”	Shinhan Life Insurance	Fee and commission income		74	—
Shinhan Data System	Shinhan Financial Group	Fee and commission income		3	—
”	Shinhan Bank	Interest income		188	—
”	”	Fee and commission income		15,518	—
”	SH Asset Management	Fee and commission income		1	—
”	Shinhan Card	Fee and commission income		1,428	—
”	Good Morning Shinhan Securities	Fee and commission income		880	—
”	Shinhan Life Insurance	Interest income		17	—
”	”	Fee and commission income		503	—
”	Shinhan Capital	Fee and commission income		138	—
”	Jeju Bank	Fee and commission income		16	—
”	Shinhan Credit Information	Fee and commission income		308	—
”	Shinhan BNP Paribas ITMC	Fee and commission income		1	—
”	SH&C Life Insurance	Fee and commission income		394	—
”	Shinhan Bank	Fee and commission income		159	—
Shinhan Aitas	SH Asset Management	Fee and commission income		176	—
”	Good Morning Shinhan Securities	Fee and commission income		6	—
”	Shinhan BNP Paribas ITMC	Fee and commission income		121	—
Shinhan Corporate Restructuring Fund 7th	Shinhan Bank	Interest income		—	20
Shinhan Card	Shinhan Bank	Interest income		547	1,699
”	”	Fee and commission income		7,862	849

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

(In millions of Won)
Revenue earned	Expense incurred	Account	2008		2007
Shinhan Card	Shinhan Bank	Gain on derivatives	~~W~~	98,983	8,215
”	Shinhan Data System	Fee and commission income		3	—
”	Good Morning Shinhan Securities	Interest income		9	—
”	”	Fee and commission income		—	913
Shinhan Card	Shinhan Life Insurance	Interest income		390	179
”	”	Fee and commission income		25,577	6,037
”	Jeju Bank	Fee and commission income		228	96
”	Shinhan Credit Information	Fee and commission income		7	—
”	SH&C Life Insurance	Fee and commission income		3,004	642
Good Morning Shinhan Securities	Shinhan Financial Group	Fee and commission income		655	6,841
”	Shinhan Bank	Interest income		8,610	409
”	”	Fee and commission income		106	—
”	”	Rental income		550	163
”	”	Gain on derivatives		1,390	387
”	SH Asset Management	Rental income		596	—
”	Shinhan Card	Fee and commission income		118	—
”	”	Rental income		1,053	262
”	Shinhan Life Insurance	Interest income		68	62
”	”	Fee and commission income		121	17
”	”	Rental income		22	25
”	Shinhan Capital	Fee and commission income		101	—
”	Jeju Bank	Interest income		836	—
”	Shinhan BNP Paribas ITMC	Rental income		574	294
Good Morning Shinhan USA	Good Morning Shinhan Securities	Fee and commission income		2,515	3,404
Good Morning Shinhan Europe	Good Morning Shinhan Securities	Fee and commission income		809	1,037
Good Morning Shinhan Asia	Good Morning Shinhan Securities	Fee and commission income		2,013	—
Shinhan Life Insurance	Shinhan Financial Group	Insurance income		15	—
”	Shinhan Bank	Insurance income		1,507	1,814
”	”	Interest income		4,268	12,656
”	”	Fee and commission income		602	487
”	”	Gain on derivatives		204	1
”	Shinhan Data System	Insurance income		12	—
”	”	Fee and commission income		4	—
”	Shinhan Card	Insurance income		254	74
”	”	Interest income		442	—
”	”	Fee and commission income		531	1,938
”	Good Morning Shinhan Securities	Insurance income		36	71
”	”	Fee and commission income		9	8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

(In millions of Won)
Revenue earned	Expense incurred	Account	2008		2007
Shinhan Life Insurance	Jeju Bank	Insurance income	~~W~~	20	—
”	Shinhan BNP Paribas ITMC	Insurance income		5	—
”	”	Fee and commission income		6	—
”	SH&C Life Insurance	Fee and commission income		1	—
Shinhan Capital	Shinhan Bank	Interest income		773	2,196
”	”	Gain on derivatives		49,132	387
Jeju Bank	Shinhan Bank	Interest income		24	61
”	Shinhan Card	Fee and commission income		84	47
”	Shinhan Life Insurance	Fee and commission income		238	166
”	”	Rental income		5	6
”	Jeju Bank (Trust)	Fees and commission from trust account		1,388	1,158
”	SH&C Life Insurance	Fee and commission income		34	94
Jeju Bank (Trust)	Jeju Bank	Interest income		199	186
Shinhan Credit Information	Shinhan Bank	Interest income		31	95
”	”	Fee and commission income		6,275	6,332
”	Shinhan Card	Fee and commission income		13,658	4,594
”	Good Morning Shinhan Securities	Fee and commission income		18	28
”	Shinhan Life Insurance	Fee and commission income		137	60
”	Shinhan Capital	Fee and commission income		108	43
”	Jeju Bank	Fee and commission income		11	119
Shinhan PE	Shinhan Bank	Interest income		—	38
”	Good Morning Shinhan Securities	Interest income		46	33
”	Shinhan PEF 1st	Fee and commission income		2,736	2,771
”	Shinhan PEF 2nd	Fee and commission income		2,336	—
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income		2,027	659
”	Shinhan Life Insurance	Interest income		55	—
SH&C Life Insurance	Shinhan Bank	Interest income		4	3
”	Shinhan Life Insurance	Interest income		8	—
Shinhan Macquarie	Shinhan Bank	Interest income		190	227

			~~W~~	916,274	405,113

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

(In millions of Won)
Revenue earned	Expense incurred	Account	2008		2007
Subsidiaries accounted for under the equity method:
Shinhan Financial Group	SHC Management	Interest income	~~W~~	—	16,542
Shinhan Bank	Shinhan Data System	Rental income		—	134
”	SHC Management	Interest income		—	395
”	”	Fee and commission income		—	80,595
”	”	Rental income		—	2,283
”	”	Gain on derivatives		—	2,867
Shinhan Data System	Shinhan Bank	Interest income		—	63
”	”	Fee and commission income		—	16,795
Macquarie ShinhanInfrastructure Asset Management	Shinhan Bank	Interest income		363	59
Shinhan Corporate Restructuring Fund 6th	Shinhan Bank	Interest income		4	20
Shinhan Corporate Restructuring Fund 7th	Shinhan Bank	Interest income		4	—
Shinhan Corporate Restructuring Fund 8th	Shinhan Bank	Interest income		23	134
Daewoo capital	Shinhan Bank	Interest income		—	1
Good Morning Shinhan Securities	SHC Management	Rental income		—	503
”	”	Fee and commission income		—	66
Shinhan Card	SHC Management	Interest income		—	123
”	”	Fee and commission income		250	—
SHC Management	Shinhan Bank	Interest income		958	253
”	”	Fee and commission income		—	1,974
”	Shinhan Card	Interest income		2,756	11,371
”	Good Morning Shinhan Securities	Interest income		12	73
”	Jeju Bank	Fee and commission income		—	268
”	Shinhan Life Insurance	Fee and commission income		—	10,391
”	SH&C Life Insurance	Fee and commission income		—	3,620
Shinhan Credit Information	SHC Management	Fee and commission income		—	9,596

				4,370	158,126

			~~W~~	920,644	563,239

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued
(b)	Account balances

Significant balances with the related parties as of December 31, 2008 and 2007 were as follows:

			(In millions of Won)

Revenue earned	Expense incurred	Account	2008		2007

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	305,771	1,910
”	”	Guarantee deposits		9,982	9,915
”	”	Accounts receivables		9,912	—
”	”	Accrued interest income		235	5
”	”	Deposit for severance benefit insurance		1,531	1,189
”	SH Asset Management	Accounts receivables		14	—
”	Shinhan Data System	Accounts receivables		36	—
”	Shinhan Card	Loans in Won		1,180,000	650,000
”	”	Accounts receivables		891	—
”	”	Accrued interest income		6,988	4,021
”	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
”	”	Accounts receivables		995	—
”	”	Accrued interest income		1,544	1,569
”	Shinhan Life Insurance	Accounts receivables		355	—
”	Shinhan Capital	Loans in Won		1,040,000	590,000
”	”	Accounts receivables		1,145	—
”	”	Accrued interest income		5,316	2,820
”	Shinhan Credit Information	Accounts receivables		97	—
”	Shinhan PE	Loans in Won		10,000	5,000
”	SH&C Life Insurance	Loans in Won		10,000	—
”	”	Accrued interest income		12	—
”	Shinhan Macquarie	Accounts receivables		59	—
Shinhan Bank	Shinhan Card	Loans in Won		112,200	502,300
”	”	Securities		39,654	50,126
”	”	Derivative assets		11,487	7,240
”	Good Morning Shinhan Securities	Guarantee deposits		11,128	9,674
”	”	Derivative assets		4,174	—
”	Shinhan Life Insurance	Accrued interest income		1,770	—
”	”	Derivative assets		30,019	3,084
”	”	Deposit for severance benefit insurance		142,851	133,192
”	Shinhan Capital	Derivative assets		—	1,938
”	Jeju Bank	Due from banks		3,200	—
”	”	Loans in Won		9,484	—
”	”	Loans in foreign currency		—	3,908

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

			(In millions of Won)

Revenue earned	Expense incurred	Account	2008		2007
Shinhan Bank	Jeju Bank	Accrued interest income	~~W~~	165	4
”	Shinhan BNP Paribas ITMC	Accounts receivables		—	124
”	SH&C Life Insurance	Accrued interest income		1,052	1,344
”	Shinhan Asia	Due from banks		265	72
”	”	Loans in foreign currency		22,006	29,967
”	”	Accrued interest income		—	687
”	Shinhan Bank America	Loans in foreign currency		1,332	—
”	”	Call loan		—	60,983
”	Shinhan Europe	Due from banks		941	30,420
”	”	Loans in foreign currency		50,300	66,885
”	Shinhan Khmer	Due from banks		19	52
”	Shinhan China	Loans in foreign currency		93,684	—
”	”	Call loan		12,575	—
”	”	Due from banks		116	—
Shinhan Bank (Trust)	Shinhan Bank	Due from bank account		253,528	313,566
Shinhan China	Shinhan Bank	Loans in foreign currency		31,531	—
SH Asset Management	Shinhan Bank	Due from banks		33,754	21,565
”	”	Accrued interest income		850	—
”	”	Deposit for severance benefit insurance		53	—
”	Good Morning Shinhan Securities	Guarantee deposits		2,961	—
”	SH&C Life Insurance	Accrued interest income		124	—
Shinhan Data System	Shinhan Bank	Due from banks		4,494	—
”	”	Guarantee deposits		110	—
”	”	Accrued interest income		93	—
”	Shinhan Card	Accounts receivables		171	—
”	Good Morning Shinhan Securities	Accounts receivables		183	—
”	Shinhan Life Insurance	Accounts receivables		40	—
”	Jeju Bank	Accounts receivables		2	—
Shinhan Aitas	Shinhan Bank	Due from banks		81	—
”	SH Asset Management	Accrued interest income		172	—
”	Shinhan BNP Paribas ITMC	Accrued interest income		119	—
Shinhan Corporate Restructuring Fund 7th	Shinhan Bank	Due from banks		226	355
”	”	Accounts receivables		3	—
Shinhan Card	Shinhan Financial Group	Accounts receivables		152	156
”	Shinhan Bank	Due from banks		604,659	603,323
”	”	Guarantee deposits		5,013	3,394
”	”	Accounts receivables		4,093	4,372
”	”	Accrued interest income		—	61
”	”	Prepaid expense		—	7,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

					(In millions of Won)

Creditor	Debtor	Account	2008		2007
Shinhan Card	Shinhan Bank	Derivative assets	~~W~~	64,003	8,513
”	”	Deposit for severance benefit insurance		43,220	40,281
”	SH Asset Management	Accounts receivables		83	—
”	Shinhan Data System	Accounts receivables		29	—
”	Shinhan Life Insurance	Accounts receivables		1,790	1,926
”	”	Accrued interest income		—	38
”	”	Deposit for severance benefit insurance		14,826	5,340
”	Shinhan Capital	Accounts receivables		187	73
”	Good Morning Shinhan Securities	Due from banks		238	—
”	”	Guarantee deposits		3,974	3,974
”	”	Accounts receivables		975	1,702
”	Jeju Bank	Due from banks		280	343
”	Shinhan Credit Information	Accounts receivables		51	97
”	Shinhan PE	Accounts receivables		34	25
”	Shinhan BNP Paribas ITMC	Accounts receivables		55	—
”	SH&C Life Insurance	Accounts receivables		68	342
”	”	Accrued interest income		127	—
Good Morning Shinhan Securities	Shinhan Bank	Due from banks		90,443	30,566
”	”	Guarantee deposits		16,284	19,317
”	”	Accrued interest income		534	253
”	”	Deposit for severance benefit insurance		162	67
”	”	Derivative assets		1,468	236
”	Shinhan Life Insurance	Deposit for severance benefit insurance		151	614
”	Jeju Bank	Due from banks		17,164	10,023
”	”	Accrued interest income		12	—
Good Morning Shinhan USA	Good Morning Shinhan Securities	Accrued interest income		60	764
Good Morning Shinhan Europe	Good Morning Shinhan Securities	Accrued interest income		—	283
Good Morning Shinhan Asia	Good Morning Shinhan Securities	Accrued interest income		1,451	—
Shinhan Life Insurance	Shinhan Bank	Due from banks		62,984	15,790
”	”	Available-for-sale securities		3,823	5,785
”	”	Held-to-maturity securities		55,000	54,999
”	”	Guarantee deposits		9,861	9,637
”	”	Accrued interest income		8,278	4,528
”	”	Derivative assets		—	123
”	”	Deposit for severance benefit insurance		12,975	8,721
”	Shinhan Card	Securities		25,205	—
”	Good Morning Shinhan Securities	Guarantee deposits		228	228

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

			(In millions of Won)

Creditor	Debtor	Account	2008		2007
Shinhan Life Insurance	Jeju Bank	Due from banks	~~W~~	241	211
Shinhan Capital	Shinhan Financial Group	Prepaid expense		8,492	—
”	Shinhan Bank	Due from banks		16,116	21,850
”	”	Guarantee deposits		660	663
”	”	Accrued interest income		2	39
”	”	Derivative assets		46,187	—
”	”	Deposit for severance benefit insurance		—	1,009
Jeju Bank	Shinhan Life Insurance	Accrued interest income		—	8
”	SH&C Life Insurance	Accrued interest income		2	4
”	Jeju Bank (Trust)	Accrued interest income		—	1,001
Jeju Bank (Trust)	Jeju Bank	Due from bank account		458	508
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		—	528
”	”	Due from banks		5,721	4,618
”	”	Guarantee deposits		855	1,569
”	”	Accounts receivables		477	870
”	”	Accrued interest income		—	13
”	”	Deposit for severance benefit insurance		—	180
”	Shinhan Card	Accrued interest income		881	—
”	Good Morning Shinhan Securities	Accounts receivables		8	3
”	Shinhan Life Insurance	Accrued interest income		—	3
”	Shinhan Capital	Accrued interest income		2	—
”	Jeju Bank	Guarantee deposits		—	60
”	”	Accounts receivables		—	7
Shinhan PE	Shinhan Financial Group	Prepaid expenses		361	135
”	Shinhan Bank	Due from banks		713	—
”	”	Deposit for severance benefit insurance		169	—
”	Good Morning Shinhan Securities	Securities under repurchase agreement		—	388
Shinhan BNP Paribas ITMC	Shinhan Bank	Due from banks		37,501	26,289
”	”	Accrued interest income		—	281
”	Good Morning Shinhan Securities	Guarantee deposits		3,000	4,976
”	Shinhan Life Insurance	Deposit for severance benefit insurance		593	629
SH&C Life Insurance	Shinhan Bank	Due from banks		1,796	1,531
”	”	Guarantee deposits		35	35
”	Shinhan Life Insurance	Deposit for severance benefit insurance		267	197
”	Jeju Bank	Due from banks		2	1
Shinhan Macquarie	Shinhan Bank	Due from banks		5,254	6,626
”	”	Accrued interest income		254	—

				4,811,787	3,591,672

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(33)	Related Party Transaction, Continued

					(in millions of Won)

Creditor	Debtor	Account	2008		2007
Subsidiaries accounted for under the equity method:
Shinhan Financial Group	SHC Management	Accounts receivables	~~W~~	12	—
Shinhan Data System	Shinhan Bank	Due from banks		—	4,923
”	”	Guarantee deposits		—	112
”	”	Accrued interest income		—	46
”	Shinhan Credit Information	Accounts receivables		—	422
”	Shinhan Life Insurance	Deposit for severance benefit insurance		—	1,443
Shinhan Corporate Restructuring Fund 6th	Shinhan Bank	Due from banks		—	270
Shinhan Card	SHC Management	Accrued interest income		26	—
Shinhan Credit Information	Shinhan Data System	Advance payments		—	275
SHC Management	Shinhan Bank	Due from banks		4,200	—
”	”	Accrued interest income		189	—
”	Good Morning Shinhan Securities	Due from banks		79	—
”	Shinhan Card	Accounts receivables		—	614,100
Macquarie Shinhan Infrastructure Asset Management	Shinhan Bank	Due from banks		7,335	19,748
Shinhan Corporate Restructuring Fund 8th	Shinhan Bank	Due from banks		1,000	922
Daewoo Capital	Shinhan Bank	Due from banks		23,314	493
”	”	Accounts receivables		570	—

				36,725	642,754

			~~W~~	4,848,512	4,234,426

(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of December 31, 2008 were as follows:

			(in millions of Won)
			Amount of guarantees
Creditor	Debtor	Account	and acceptances
Shinhan Bank	Shinhan Capital	Guarantees for letter of credit	~~W~~	4,942
”	”	Letter of guarantees		1,346
”	Daewoo Capital	Guarantees for letter of credit		118,540
”	”	Guarantees for debenture issuance		33,953
”	SHC Management	Performance guarantees		94

			~~W~~	158,875

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(34)	Segment Information
(a)	The Consolidated Company has four reportable operating segments — providing corporations, governments, institutions and investors with commercial banking and financial products and services (the Banking business segment), credit card services and related businesses (the Credit Card business segment), securities trading, underwriting and brokerage services (the Securities business segment), life insurance and related businesses services (the Life Insurance segment). The following table provides information for each operating segment as of and for the years ended December 31, 2008 and 2007:

							(in millions of Won)
	2008
							Adjustment for
	Banking		Credit Card	Securities	Life Insurance	Others	consolidation	Total

Gross operating revenue(*)	~~W~~	50,180,180	4,145,875	1,873,920	2,940,007	1,292,340	(656,716)	59,775,606
Inter-segment transaction		151,532	136,610	12,005	7,928	332,476	(640,551)	—
Net operating revenue		50,028,648	4,009,265	1,861,915	2,932,079	959,864	(16,165)	59,775,606
Operating income		1,955,698	1,278,992	191,905	196,817	(52,817)	(538,238)	3,032,357
Gross assets		222,152,906	17,075,577	7,314,651	9,786,645	30,525,474	(22,839,966)	264,015,287

							(in millions of Won)
	2007
							Adjustment for
	Banking		Credit Card	Securities	Life Insurance	Others	consolidation	Total

Gross operating revenue(*)	~~W~~	18,431,146	3,693,046	2,033,591	2,773,467	598,730	(890,458)	26,639,522
Inter-segment transaction		411,741	31,589	12,726	17,049	117,397	(590,502)	—
Net operating revenue		18,019,405	3,661,457	2,020,865	2,756,418	481,333	(299,956)	26,639,522
Operating income		2,954,935	1,151,464	239,021	195,666	(137,063)	(666,608)	3,737,415
Gross assets		182,079,996	16,880,921	6,686,033	8,776,599	28,789,258	(20,975,963)	222,236,844

(*)	Based on presentation in the Korean language consolidated financial statements, operating revenue and expense mainly consist of the following:

Operating revenue	Operating expense
Interest and dividend income	Interest expense
Gain on valuation and disposition of securities	Provision for credit losses
Gain on valuation and disposition of loans	Loss on valuation and disposition of securities
Gain on foreign currency transactions	Loss on valuation and disposition of loans
Commission income	Loss on foreign currency transactions
Fees and commissions from trust accounts	Selling and administrative expense
Gain on derivatives	Loss on derivatives

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(34)	Segment Information, Continued
(b)	The Consolidated Company conducts business globally and is managed geographically. The following table provides information for each geographical segment as of and for the years ended December 31, 2008 and 2007.

				(in millions of Won)
	2008
				Adjustment for
	Domestic		Oversees	consolidation	Total

Gross operating revenue	~~W~~	58,436,433	1,979,667	(640,494)	59,775,606
Inter-segment transaction		632,858	7,693	(640,551)	—
Net operation revenue		57,803,575	1,971,974	57	59,775,606
Operating income		3,442,829	127,766	(538,238)	3,032,357
Gross assets		278,315,802	8,539,451	(22,839,966)	264,015,287

				(in millions of Won)
	2007
				Adjustment for
	Domestic		Oversees	consolidation	Total

Gross operating revenue	~~W~~	26,694,205	538,247	(592,930)	26,639,522
Inter-segment transaction		567,934	22,568	(590,502)	—
Net operation revenue		26,126,271	515,679	(2,428)	26,639,522
Operating income		3,632,193	107,650	(2,428)	3,737,415
Gross assets		216,859,250	5,615,471	(237,877)	222,236,844
(35)	Results of Operations for the Last Interim Period

	(in millions of Won)
	2008		2007
	4th Quarter		4th Quarter

Operating revenue (*)	~~W~~	23,148,507	7,287,140
Operating income (*)		512,121	248,752
Net income for the period		289,932	239,200
Net income — majority interest		283,724	225,728
Earnings per share		561	392
Diluted earnings per share in Won		558	391

(*)	Based on presentation in the Korean language consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(36)	Events after the Balance Sheet Date
On December 15, 2008, the Consolidated Company acquired 9,000,000 shares or 100% of SH Asset Management stock from Shinhan Bank, a subsidiary of the Consolidated Company, at W158,511 million, in accordance with a resolution of the Board of Directors’ meeting held on September 24, 2008. Effective January 1, 2009, SH Asset Management, a subsidiary of the Consolidated Company, was merged into Shinhan BNP Paribas ITMC, another subsidiary of the Consolidated Company, in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas ITMC issued common stock to the Consolidated Company in exchange for SH Asset Management stock in the ratio of 0.786083. As a result, the Consolidated Company’s ownership interest in Shinhan BNP Paribas ITMC increased from 50.00% to 73.47%. SH Asset Management merger was accounted for as a business combination between entities under common control, and had no effect on the Consolidated Company’s results of operations. Furthermore, on January 2, 2009, the Consolidated Company disposed 1,276,162 shares of Shinhan BNP Paribas ITMC at ~~W~~18,023 per share. As a result, the Consolidated Company’s ownership interest in Shinhan BNP Paribas ITMC decreased to 65%.
On January 30, 2009, the Consolidated Company subscribed to and acquired 5,549,055 shares of Jeju Bank at ~~W~~5,000 per share by way of rights issue. As a result, the Company’s ownership interest in Jeju Bank increased from 62.42% to 68.88%.
In accordance with a resolution of the Board of Directors’ meeting held on February 2, 2009, the Consolidated Company decided to issue 78,000,000 new common shares by way of rights issue. 15,600,000 shares (20% of the total new common shares to be issued) will be first offered to members of Employee Stock Ownership Association, and the remaining 62,400,000 shares (80% of the total new common shares to be issued) will be offered to existing shareholders as of the record date, which is February 18, 2009, in the ratio of 0.145244351 shares to 1 existing share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(37)	Condensed Financial Statements of the Consolidated Company
(a)	Balance sheets
Condensed balance sheets of the consolidated company as of December 31, 2008 and 2007 were as follows:

				(in millions of Won)
	2008
				Total stockholders’
	Total assets		Total liabilities	equity

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	25,913,566	8,307,683	17,605,883
Shinhan Bank		213,569,099	201,621,217	11,947,882
Shinhan Bank (Trust)		3,727,077	3,727,077	—
Shinhan Asia		248,220	82,867	165,353
Shinhan Bank America		1,174,510	1,023,885	150,625
Shinhan Europe		367,794	291,461	76,333
Shinhan Khmer		70,387	44,813	25,574
Shinhan Kazakhstan		53,044	480	52,564
Shinhan Canada		31,149	—	31,149
Shinhan China		1,375,994	1,004,419	371,575
Shinhan Data System		6,733	1,806	4,927
Shinhan Aitas		14,874	2,161	12,713
Shinhan Card		17,075,577	13,420,864	3,654,713
Good Morning Shinhan Securities		7,315,710	5,605,646	1,710,064
Good Morning Shinhan Europe		7,655	109	7,546
Good Morning Shinhan USA		7,479	589	6,890
Good Morning Shinhan Asia		6,373	123	6,250
Shinhan Life Insurance		8,517,262	7,913,023	604,239
Shinhan Capital		4,007,727	3,643,671	364,056
Jeju Bank		2,887,688	2,715,839	171,849
Jeju Bank (Trust)		16,979	16,979	—
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
Shinhan PEF 1st		244,449	37,821	206,628
Shinhan PEF 2nd		141,208	511	140,697
Symphony Energy		55,313	37,821	17,492
SHC Management (*)		12,419	3,520	8,899
SH Asset Management		98,169	7,729	90,440
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)

	~~W~~	288,357,058	250,764,657	37,592,401

(*)	Subsidiary accounted for under the equity method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(37)	Condensed Financial Statements of the Consolidated Company, Continued

				(in millions of Won)
	2007
				Total stockholders’
	Total assets		Total liabilities	equity

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	25,327,528	7,349,727	17,977,801
Shinhan Bank		175,105,888	163,786,456	11,319,432
Shinhan Bank (Trust)		3,744,459	3,744,459	—
SH Asset Management		98,169	7,729	90,440
Shinhan Asia		162,647	79,591	83,056
Shinhan Bank America		860,976	767,899	93,077
Shinhan Europe		289,014	245,809	43,205
Shinhan Khmer		34,261	22,936	11,325
Shinhan Corporate Restructuring Fund 7th		6,283	152	6,131
Shinhan Card		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Good Morning Shinhan Europe		8,086	58	8,028
Good Morning Shinhan USA		6,013	1,023	4,990
Good Morning Shinhan Asia		4,495	2	4,493
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Jeju Bank (Trust)		362,017	362,017	—
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan PEF 1st		380,283	—	380,283
Symphony Energy		49,484	33,234	16,250
SHC Management (*)		1,213,708	127,058	1,086,650
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067

	~~W~~	245,872,710	207,947,464	37,925,246

(*)	Subsidiary accounted for under the equity method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(37)	Condensed Financial Statements of the Consolidated Company, Continued
(b)	Statements of Income
Condensed statements of income of the Consolidated Company for the years ended December 31, 2008 and 2007 were as follows:

					(in millions of Won)
	2008
				Operating	Ordinary income	Net income
Subsidiaries	Operating revenue		Operating expense	income (loss)	(loss)	(loss)

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	2,455,917	442,907	2,013,010	2,013,975	2,020,398
Shinhan Bank		49,507,280	47,601,469	1,905,811	1,903,136	1,446,727
Shinhan Bank (Trust)		241,719	234,505	7,214	—	—
Shinhan Asia		18,010	15,586	2,424	2,719	1,936
Shinhan Bank America		81,376	81,071	305	228	288
Shinhan Europe		31,069	20,751	10,318	10,502	7,152
Shinhan Khmer		4,250	2,875	1,375	1,612	1,591
Shinhan China		57,095	57,972	(877)	4,020	3,215
Shinhan Data System		21,914	20,432	1,482	1,586	1,283
Shinhan Aitas		16,802	13,011	3,791	4,118	2,011
Shinhan Card		4,145,875	2,866,883	1,278,992	1,324,375	940,575
Good Morning Shinhan Securities		1,872,657	1,681,118	191,539	209,409	156,301
Good Morning Shinhan Europe		1,518	1,788	(270)	(278)	(278)
Good Morning Shinhan USA		2,970	2,573	397	398	177
Good Morning Shinhan Asia		2,111	1,873	238	238	238
Shinhan Life Insurance		2,859,518	2,667,093	192,425	186,394	139,234
Shinhan Capital		638,879	549,933	88,946	88,292	66,132
Jeju Bank		218,625	186,382	32,243	30,767	22,124
Jeju Bank (Trust)		2,050	2,050	—	—	—
Shinhan Credit Information		26,429	24,699	1,730	2,401	1,902
Shinhan PE		5,277	3,198	2,079	1,051	394
Shinhan PEF 1st		174,514	198,562	(24,048)	(24,153)	(25,586)
Shinhan PEF 2nd		758	3,003	(2,245)	10,977	10,977
Symphony Energy		127,535	121,449	6,086	(1,539)	(2,016)
SHC Management (*)		9,212	1,897	7,315	26,256	18,968
SH Asset Management		40,441	20,005	20,436	19,949	14,330
Shinhan BNP Paribas ITMC		95,092	56,178	38,914	38,910	28,155
SH&C Life Insurance		81,363	81,373	(10)	4,138	4,600
Shinhan Macquarie		11,668	23,791	(12,123)	(11,704)	(9,790)

	~~W~~	62,751,924	56,984,427	5,767,497	5,847,777	4,851,038

(*)	Subsidiary accounted for under the equity method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(37)	Condensed Financial Statements of the Consolidated Company, Continued

					(in millions of Won)
	2007
				Operating	Ordinary income	Net income
Subsidiaries	Operating revenue		Operating expense	income (loss)	(loss)	(loss)

Shinhan Financial Group	~~W~~	2,749,536	375,344	2,374,192	2,373,715	2,396,377
Shinhan Bank		17,797,848	14,886,630	2,911,218	2,854,911	2,051,302
Shinhan Bank (Trust)		189,651	185,413	4,238	—	—
SH Asset Management		35,097	12,204	22,893	22,505	16,449
Shinhan Asia		15,150	7,575	7,575	7,431	7,017
Shinhan Bank America		53,112	46,762	6,350	6,415	3,965
Shinhan Europe		19,682	13,879	5,803	5,803	3,387
Shinhan Khmer		262	797	(535)	(871)	(871)
Shinhan Corporate Restructuring Fund 7 th		277	156	121	176	176
Shinhan Card		2,877,869	1,958,967	918,902	1,059,939	1,487,612
Good Morning Shinhan Securities		2,028,956	1,790,645	238,311	252,697	176,776
Good Morning Shinhan Europe		1,201	1,236	(35)	(35)	(35)
Good Morning Shinhan USA		3,335	2,277	1,058	1,063	600
Good Morning Shinhan Asia		99	412	(313)	(313)	(313)
Shinhan Life Insurance		2,681,556	2,506,318	175,238	183,498	132,033
Shinhan Capital		265,097	204,078	61,019	65,015	49,157
Jeju Bank		188,220	169,714	18,506	18,393	14,291
Jeju Bank (Trust)		1,890	1,838	52	—	—
Shinhan Credit Information		27,902	24,888	3,014	3,369	2,110
Shinhan PE		2,771	2,132	639	301	174
Shinhan PEF 1st		1,797	15,184	(13,387)	(13,387)	(13,387)
Symphony Energy		36,910	35,361	1,549	1,409	1,317
SHC Management (*)		807,588	587,698	219,890	235,045	169,100
Shinhan BNP Paribas ITMC		73,680	44,479	29,201	29,349	21,303
SH&C Life Insurance		91,871	71,542	20,329	15,629	10,567
Shinhan Macquarie		28,335	17,847	10,488	10,641	7,641

	~~W~~	29,979,692	22,963,376	7,016,316	7,132,698	6,536,748

(*)	Subsidiary accounted for under the equity method